File No. 812-________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AND AN ORDER OF EXEMPTION PURSUANT TO

SECTION 17(b) OF THE ACT

MetLife Insurance Company of Connecticut

MetLife of CT Separate Account Eleven for Variable Annuities

MetLife of CT Separate Account QPN for Variable Annuities

MetLife of CT Fund UL for Variable Life Insurance

MetLife of CT Fund UL III for Variable Life Insurance

MetLife of CT Separate Account CPPVUL1

First MetLife Investors Insurance Company

First MetLife Investors Variable Annuity Account One

MetLife Investors USA Insurance Company

MetLife Investors USA Separate Account A

Metropolitan Life Insurance Company

Metropolitan Life Separate Account UL

Metropolitan Life Variable Annuity Separate Account II

Security Equity Separate Account Twenty-Seven

Met Investors Series Trust

Metropolitan Series Fund

Please send all communications, notices and order to:

Paul G. Cellupica Chief Counsel - Americas MetLife 1095 Avenue of the Americas New York, NY 10036	And	John Chilton, Esq. Sullivan & Worcester LLP 1666 K Street, N.W. Washington, D.C. 20006

Application Filed September 30, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

MetLife Insurance Company of Connecticut

MetLife of CT Separate Account
Eleven for Variable Annuities

MetLife of CT Separate Account QPN
for Variable Annuities

MetLife of CT Fund UL for Variable
Life Insurance

MetLife of CT Fund UL III for
Variable Life Insurance

MetLife of CT Separate Account
CPPVUL1

1300 Hall Boulevard
Bloomfield, Connecticut 06002

First MetLife Investors Insurance Company

First MetLife Investors Variable
Annuity Account One

200 Park Avenue
New York, New York 10166

MetLife Investors USA Insurance Company

MetLife Investors USA Separate
Account A

5 Park Plaza, Suite 1900
Irvine, California 92614

Metropolitan Life Insurance Company

Metropolitan Life Separate Account
UL

Metropolitan Life Variable Annuity
Separate Account II

Security Equity Separate Account
Twenty-Seven

200 Park Avenue
New York, New York 10166

Met Investors Series Trust Metropolitan Series Fund

MetLife Insurance Company of Connecticut (“MetLife of CT”), MetLife of CT Separate Account Eleven for Variable Annuities (“Separate Account Eleven”), MetLife of CT Separate Account QPN for Variable Annuities (“Separate Account QPN”), MetLife of CT Fund UL for Variable Life Insurance (“Fund UL”), MetLife of CT Fund UL III for Variable Life Insurance (“Fund UL III”), MetLife of CT Separate Account CPPVUL1 (“Separate Account CPPVUL1”), First MetLife Investors Insurance Company (“First MetLife Investors”), First MetLife Investors Variable Annuity Account One (“Separate Account One”), MetLife Investors USA Insurance Company (“MetLife Investors USA”), MetLife Investors USA Separate Account A (“Separate Account A”), Metropolitan Life Insurance Company (“MetLife”), Metropolitan Life Separate Account UL (“Separate Account UL”), Metropolitan Life Variable Annuity Separate Account II (“Separate Account II”), Security Equity Separate Account Twenty-Seven (“Separate Account Twenty-Seven”), hereby apply for an Order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of certain series of Met Investors Series Trust (“MIST”) and Metropolitan Series Fund (“Met Series Fund,” and, together with MIST, the “Investment Companies”) for shares of comparable series of unaffiliated registered investment companies, in each case held by one or more of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, Separate Account CPPVUL1, Separate Account One, Separate Account A, Separate Account UL, Separate Account II, Separate Account Twenty-Seven (collectively, the “Separate Accounts”), to fund certain group and individual variable annuity contracts and variable life insurance policies (collectively, the “Contracts”) issued by one or more of MetLife of CT, First MetLife Investors, MetLife Investors USA and MetLife (collectively the “Insurance Companies”).

The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Substitution Applicants.” The Insurance Companies, the Separate Accounts and the Investment Companies (the “Section 17 Applicants”) hereby also apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out certain of the substitutions described herein (the “Substitutions”).

I. GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Insurance Companies

1.	MetLife of CT

MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife of CT is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT’s principal place of business is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002. MetLife, Inc., headquartered in New York City, is publicly owned and through its subsidiaries and affiliates is a leading provider of insurance and financial products and services to individual and group customers. MetLife of CT is the depositor and sponsor of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III and Separate Account CPPVUL1.

2.	First MetLife Investors

First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. First MetLife Investors’ home office is at 200 Park Avenue, New York, New York 10166. First MetLife Investors is the depositor and sponsor of Separate Account One.

3.	MetLife Investors USA

MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-owned subsidiary of MetLife, Inc. MetLife Investors USA’s executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614 MetLife Investors USA is the depositor and sponsor of Separate Account A.

4.	MetLife

MetLife is a stock life insurance company organized in 1868 under the laws of New York. MetLife is a wholly-owned subsidiary of MetLife, Inc. MetLife’s home office is at 200 Park Avenue, New York, New York 10166. MetLife is the depositor and sponsor of Separate Account UL, Separate Account II and Separate Account Twenty-Seven.

B.	The Accounts

1. Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Separate Account Eleven is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.1

Separate Account Eleven is currently divided into 122 sub-accounts, 62 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 60 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account Eleven (except, that, in some instances, Separate Account Eleven may own more than 5% of such investment company). Separate Account Eleven is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account Eleven are credited to or charged against the assets of Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

2. Separate Account QPN was established as a segregated asset account under Connecticut law in 1995. Separate Account QPN is a “separate account” as defined by Rule 0-1(e) under the Act and is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.2

Separate Account QPN is currently divided into 67 sub-accounts, 47 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 20 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account QPN (except, that, in some instances, Separate Account QPN

[1]	File Nos. 333-152194, 333-152199, 333-152232, 333-101778, 333-152235, 333-152237, 333-152239, 333-152265, 333-152256, 333-152258, 333-152259, 333-152269, 333-152267, 333-152268, 333-152264, 333-152197, 333-152189, 333-152190, 333-152191 and 333-152192/811-21262. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[2]

File Nos. 333-156911, 333-156867. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

may own more than 5% of such investment company). Separate Account QPN is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account QPN are credited to or charged against the assets of Separate Account QPN in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

3. Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.3

Fund UL is currently divided into 65 sub-accounts, 40 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 25 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL (except, that, in some instances, Fund UL may own more than 5% of such investment company). Fund UL is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL are credited to or charged against the assets of Fund UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

4. Fund UL III was established as a segregated asset account under Connecticut law in 1999. Fund UL III is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.4

Fund UL III is currently divided into 120 sub-accounts, 43 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 77 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL III (except, that, in some instances, Fund UL III may own more than 5%

[3]	File Nos. 002-88637, 333-69771, 333-96515, 333-96519, 333-56952, 333-113109, 333-152217, 333-152219/811-03927. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[4]	File Nos. 333-71349, 333-94779, 333-105335 and 333-113533/811-09215. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

of such investment company). Fund UL III is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL III are credited to or charged against the assets of Fund UL III in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

5. Separate Account CPPVUL1 was established as a segregated asset account under Connecticut law in 2002. Separate Account CPPVUL1 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

Separate Account CPPVUL1 is currently divided into 131 sub-accounts, 43 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund, and 88 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account CPPVUL1 (except, that, in some instances, Separate Account CPPVUL1 may own more than 5% of such investment company). Separate Account CPPVUL1 is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account CPPVUL1 are credited to or charged against the assets of Separate Account CPPVUL1 in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

6. Separate Account One was established as a segregated asset account under New York law in 1992. Separate Account One is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.5

Separate Account One is currently divided into 125 sub-accounts, 77 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 48 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account One (except, that, in some instances, Separate Account One may own more than 5% of such investment company). Separate Account One is administered and accounted for as part of the general business of First MetLife Investors, and the income, gains or losses of Separate Account One are credited to or charged against the assets of Separate Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of First MetLife Investors.

7. Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.6

Separate Account A is currently divided into 142 sub-accounts, 77 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 65 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account A (except, that, in some instances, Separate Account A may own

[5]	File Nos. 333-125613, 333-125617, 333-125618, 333-137969, 333-148873, 333-148874 and 333-148876/811-08306. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[6]

File Nos. 333-79625, 333-125753, 333-125756, 333-125757, 333-137968, 333-148869, 333-148870 and 333-148872/811-03365. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

more that 5% of such investment company). Separate Account A is administered and accounted for as part of the general business of MetLife Investors USA, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors USA.

8. Separate Account UL was established as a segregated asset account under New York law in 1990. Separate Account UL is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.7

Separate Account UL is currently divided into 125 sub-accounts, 66 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 59 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account UL (except, that, in some instances, Separate Account UL may own more than 5% of such investment company). Separate Account UL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account UL are credited to or charged against the assets of Separate Account UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

9. Separate Account II was established as a segregated asset account under Arizona law in 1994. On October 20, 2006, and in conjunction with the merger of First Citicorp Life Insurance Company and MetLife, Separate Account II became a separate account of MetLife maintained under New York law. Separate Account II is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.8

Separate Account II is currently divided into 41 sub-accounts, 21 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 20 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account II (except, that, in some instances, Separate Account II may own more than 5% of such investment company). Separate Account II is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account II are credited to or charged against the assets of Separate Account II in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

10. Separate Account Twenty-Seven was established as a segregated asset account under New York law in 1994. Separate Account Twenty-Seven is a “separate account” as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.9

[7]	File Nos. 033-57320/811-06025. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
[8]	File Nos. 333-138113 and 333-161093/811-08628. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
[9]	File Nos. 333-110184/811-08892. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Separate Account Twenty-Seven is currently divided into four sub-accounts, one of which reflects the investment performance of a corresponding series of Met Series Fund and three of which reflect the performance of registered investment companies that are not affiliated with Separate Account Twenty-Seven. Separate Account Twenty-Seven is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account Twenty-Seven are credited to or charged against the assets of Separate Account Twenty-Seven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

Although Separate Account QPN and Separate Account CPPVUL1 are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

C.	The Investment Companies

Shares of MIST and Met Series Fund are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates. MIST is a Delaware statutory trust organized on July 27, 2000. Met Series Fund is a Delaware statutory trust organized pursuant to an Agreement and Declaration of Trust dated February 16, 2012. Prior to this date, Met Series Fund was organized as a Maryland corporation as of November 23, 1982. MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.10 MIST currently offers 49 series. The substitutions will involve six series of MIST. Met Series Fund currently offers 30 series. The substitutions will involve five series of Met Series Fund.

MetLife Advisers, LLC serves as investment adviser to MIST and Met Series Fund. The investment adviser is an affiliate of the Insurance Companies. MetLife Investors Distribution Company, an affiliate of the Insurance Companies, is the distributor of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.

[10]	File Nos. 333-48456/811-10183 and 002-80751/811-03618, respectively. The Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

II. STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to make certain substitutions of shares of 13 funds (the “Existing Funds”) held in sub-accounts of its respective Separate Accounts for certain series of MIST and Met Series Fund (the “Replacement Funds”). The specific classes of shares involved in the substitutions are described in the table below. The proposed substitutions are as follows:

Existing Fund	Replacement Fund	Separate Account(s)
DWS Capital Growth VIP (Class B)	Jennison Growth Portfolio (Class B)	Separate Account Eleven

DWS Global Growth VIP (Class B)	Oppenheimer Global Equity Portfolio (Class B)	Separate Account Eleven

Invesco V.I. American Franchise Fund (Series I and Series II)	T. Rowe Price Large Cap Growth Portfolio (Class A and Class B)	Separate Account A Separate Account Eleven Separate Account Twenty-Seven

Invesco V.I. American Value Fund (Series II)	Invesco Mid Cap Value Portfolio (currently known as Lord Abbett Mid Cap Value Portfolio) (Class B)	Separate Account One Separate Account A

Invesco V.I. Global Real Estate Fund (Series I and Series II)	Clarion Global Real Estate Portfolio (Class B)	Separate Account One Separate Account A Fund UL III Separate Account CPPVUL1 Separate Account UL

Invesco V.I. Growth and Income Fund (Series I and Series II)	Invesco Comstock Portfolio (Class A and Class B)	Separate Account One Separate Account A Separate Account Eleven

ClearBridge Variable All Cap Value Portfolio (Class I)	T. Rowe Price Large Cap Value Portfolio (Class E)	Separate Account One Separate Account A Fund UL Fund UL III Separate Account CPPVUL1 Separate Account Eleven Separate Account QPN Separate Account II

Existing Fund	Replacement Fund	Separate Account(s)

UIF U.S. Real Estate Portfolio (Class I)	Clarion Global Real Estate Portfolio (Class B)	Separate Account One Separate Account A Separate Account Eleven

Pioneer Disciplined Value VCT Portfolio (Class II)	MFS® Value Portfolio (Class B)	Separate Account One Separate Account A Separate Account Eleven

Pioneer Emerging Markets VCT Portfolio (Class II)	MFS® Emerging Markets Equity Portfolio (Class B)	Separate Account One Separate Account A Fund UL III Separate Account CPPVUL1 Separate Account Eleven Separate Account UL

Pioneer Equity Income VCT Portfolio (Class II)	Invesco Comstock Portfolio (Class B)	Separate Account One Separate Account A Separate Account Eleven

Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	MetLife Moderate to Aggressive Allocation Portfolio (Class B)	Separate Account One Separate Account A Separate Account Eleven

Pioneer Ibbotson Moderate Allocation VCT Portfolio (Class II)	MetLife Moderate Allocation Portfolio (Class B)	Separate Account One Separate Account A Separate Account Eleven

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund. A definition for each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A.

EXISTING FUND	REPLACEMENT FUND

1.      DWS Capital Growth VIP – Class B

Investment Objective

The fund seeks to provide long-term growth of capital.

Main Investments

The fund normally invests at least 65% of total assets in equities, mainly common stocks of US companies. The fund generally focuses on established companies that are similar in size to the companies in the S&P 500® Index (generally 500 of the largest companies in the US) or the Russell 1000® Growth Index (generally those stocks among the 1,000 largest US companies that have above-average price-to-earnings ratios). While the market capitalization ranges of the S&P 500® Index and the Russell 1000® Growth Index change throughout the year, as of the most recent reconstitution dates of the indexes (March 18, 2013 and June 22, 2012, respectively), companies in the S&P 500® Index and the Russell 1000® Growth Index had median market capitalizations of approximately $13.78 billion and $5.99 billion, respectively. Although the fund can invest in companies of any size, the fund intends to invest primarily in companies whose market capitalizations fall within the normal range of these indexes. The fund may also invest in other types of equity securities such as preferred stocks or convertible securities.

Management Process. In choosing stocks, portfolio management begins by utilizing a proprietary quantitative model to rank stocks based on a number of factors including valuation and profitability. Portfolio management also applies fundamental techniques to seek to identify companies that display above-average earnings growth compared to other companies and that have strong product lines, effective management and leadership positions within core markets. The factors considered and models used by the portfolio managers may change over time.

Portfolio management will normally sell a security when it believes the potential risks have increased, its price is unlikely to go higher, its fundamental factors have changed, other investments offer better opportunities or in the course of adjusting the fund’s emphasis on a given industry.

Securities Lending. The fund may lend securities (up to one-third of total assets) to approved institutions.

Jennison Growth Portfolio – Class B

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

Jennison Associates LLC (“Jennison”), subadviser to the Portfolio, will normally invest at least 65% of the Portfolio’s assets in equity and equity-related securities of U.S. companies that exceed $1 billion in market capitalization and that Jennison believes have strong capital appreciation potential. These companies are generally considered to be in the medium-to-large capitalization range. The Portfolio may invest in common stocks, preferred stocks, convertible stocks, and equity interests in partnerships, joint ventures and other noncorporate entities. The Portfolio may also invest in rights that can be exercised for equity securities. The Portfolio may invest up to 20% of its assets in money market instruments, U.S. Government Securities (e.g., obligations of the U.S. Government or its agencies or instrumentalities) and derivatives. The Portfolio may invest up to 20% of its total assets in foreign securities. The 20% limitation on foreign securities does not apply to American Depositary Receipts (“ADRs”), American Depositary Shares or similar receipts and shares traded in U.S. markets. The Portfolio may have exposure to foreign currencies through its investment in foreign securities.

Stock Selection

Jennison follows a highly disciplined investment selection and management process to identify companies that show superior absolute and relative earnings growth and also are attractively valued. Earnings predictability and confidence in earnings forecasts are important parts of the selection process.

The Portfolio invests in medium-to-large companies experiencing some or all of the following: above-average revenue and earnings per share growth, strong market position, improving profitability and distinctive attributes such as unique marketing ability, strong research and development, productive new product flow, and financial strength. Such companies generally trade at high prices relative to their current earnings. The Portfolio will consider selling or reducing a stock position when, in the opinion of Jennison, the stock has experienced a fundamental disappointment in earnings; it has reached an intermediate-term price objective and its outlook no longer seems sufficiently promising; a relatively more attractive stock emerges; or the stock has experienced adverse price movement.

EXISTING FUND	REPLACEMENT FUND

Principal Risks:

•   Stock Market Risk

•   Growth Investing Risk

•   Security Selection Risk

•   Medium-Sized Company Risk

•   Small Company Risk

•   Foreign Investment Risk

•   Securities Lending Risk

•   Liquidity Risk

•   Pricing Risk

Principal Risks:

•   Market Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Foreign Investment Risk

•   Interest Rate Risk

•   Credit and Counterparty Risk

•   Derivatives Risk

•   Convertible Securities Risk

2.      DWS Global Growth VIP – Class B

Investment Objective

The fund seeks long-term capital growth.

Main Investments

Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of companies throughout the world that portfolio management considers to be “blue chip” companies. Blue chip companies are large, well known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industries and strong management.

The fund can invest in companies from any country, including countries with emerging economies. The fund seeks to achieve its objective by allocating its assets, subject to the fund’s 80% investment policy, among a global growth sleeve and a global small cap growth sleeve. The fund’s global growth sleeve will typically consist of approximately 60 to 80 companies that are diversified across the growth spectrum; including early stage, core growth, and established growth companies. The fund’s global small cap growth sleeve will generally invest in small and mid cap global growth companies.

The fund’s equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants. The fund may also invest up to 5% of total assets in junk bonds.

Management Process. Portfolio management allocates the fund’s assets among a global growth sleeve and a global small cap growth sleeve.

Portfolio management for the global growth sleeve aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned. Portfolio management utilizes a proprietary

Oppenheimer Global Equity Portfolio – Class B

Investment Objective

Capital appreciation.

Principal Investment Strategies

OppenheimerFunds, Inc. (“Oppenheimer”), subadviser to the Portfolio, invests under normal circumstances at least 80% of the Portfolio’s assets in equity securities (primarily common stock) of U.S. and foreign-based companies. Equity securities also include preferred stocks and securities convertible into common or preferred stocks. The Portfolio can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Portfolio currently emphasizes its investments in developed markets such as the United States, Western European countries and Japan. The Portfolio does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid- and large-cap companies.

The Portfolio is not required to allocate its investments in any set percentages in any particular country. The Portfolio normally will invest in at least three countries (one of which may be the United States). Typically, the Portfolio invests in a number of different countries.

The Portfolio may also invest in derivatives, forward commitments, and when-issued and delayed delivery securities.

Stock Selection

In selecting securities for the Portfolio, Oppenheimer looks primarily for foreign and U.S. companies with high growth potential. Oppenheimer uses fundamental analysis of a company’s financial statements, management structure, operations and product development, and industry position. Oppenheimer evaluates factors affecting particular industries, market trends and general economic conditions.

EXISTING FUND	REPLACEMENT FUND

investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

Portfolio management for the global small cap growth sleeve uses a combination of analytical disciplines:

•   Bottom-up research. Portfolio management looks for individual companies that it believes have a history of above-average growth, strong competitive positioning, attractive prices relative to potential growth, sound financial strength and effective management, among other factors.

•   Growth orientation. Portfolio management generally looks for companies that it believes have above-average potential for sustainable growth of revenue or earnings and whose market value appears reasonable in light of their business prospects.

Portfolio management uses analytical tools to actively monitor the risk profile of the portfolio as compared to appropriate benchmarks. Portfolio management will normally sell a stock when it believes its price is unlikely to go much higher, its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund’s exposure to a given country.

Derivatives. Portfolio management generally may use options and futures contracts, which are each a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

The fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities (up to one-third of total assets) to approved institutions.

Oppenheimer considers overall and relative economic conditions in U.S. and foreign markets, and seeks broad portfolio diversification in different countries to help moderate the special risks of foreign investing.

Oppenheimer currently focuses on the factors below (which may vary in particular cases and may change over time), looking for:

•   Growth oriented companies.

•   Companies that stand to benefit from global growth trends at attractive valuations.

•   Companies with strong competitive positions and high demand for their products or services.

•   Cyclical opportunities in the business cycle and sectors or industries that may benefit from those opportunities.

In applying these and other selection criteria, Oppenheimer considers the effect of worldwide trends on the growth of various business sectors. The trends, or global “themes,” currently considered include development of new technologies, corporate restructuring, the growth of mass affluence and demographic changes.

Principal Risks

•    Market Risk

•    Foreign Investment Risk

•    Emerging Markets Risk

•    Market Capitalization Risk

•    Investment Style Risk

•    Derivatives Risk

•    Convertible Securities Risk

•    Forward Commitment, When-Issued and Delayed-Delivery Securities Risk

EXISTING FUND	REPLACEMENT FUND

Active Trading. The fund may trade actively. This could raise transaction costs (thus lowering returns).

Principal Risks

•   Stock Market Risk

•   Security Selection Risk

•   Foreign Investment Risk

•   Emerging Markets Risk

•   Growth Investing Risk

•   Small Company Risk

•   Securities Lending Risk

•   Medium-Sized Company Risk

•   Regional Focus Risk

•   Liquidity Risk

•   Pricing Risk

•   Derivatives Risk

•   Credit Risk

•   Interest Rate Risk

•   Counterparty Risk

EXISTING FUND	REPLACEMENT FUND

3.      Invesco V.I. American Franchise Fund – Series I

         Invesco V.I. American Franchise Fund – Series II

Investment Objective

The Fund’s investment objective is to seek capital growth.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large- capitalization issuers. The principal type of equity security in which the Fund invests is common stock.

The Fund invests primarily in securities that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth.

The Fund may invest up to 20% of its net assets in securities of foreign issuers.

The Adviser utilizes a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), and a disciplined portfolio construction process designed to manage risk. To narrow the investment universe, the Adviser uses a holistic approach that emphasizes fundamental research and, to a lesser extent, includes quantitative analysis. The Adviser then closely examines company fundamentals including detailed modeling of all of a company’s financial statements, and discussions with company management teams, suppliers, distributors, competitors and customers. The Adviser utilizes a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the business cycle, and other factors that best reflect a company’s value. The Adviser seeks to invest in companies with strong or improving fundamentals, attractive valuation relative to growth prospects and earning expectations that appear fair to conservative.

The Adviser considers whether to sell a particular security when a company hits the price target, a company’s fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price.

In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.

T. Rowe Price Large Cap Growth Portfolio – Class A

T. Rowe Price Large Cap Growth Portfolio – Class B

Investment Objective

Long-term growth of capital and, secondarily, dividend income.

Principal Investment Strategies

T. Rowe Price Associates, Inc. (“T. Rowe Price”), subadviser to the Portfolio, invests under normal market conditions at least 80% of the Portfolio’s net assets in equity securities of a diversified group of large capitalization growth companies (pursuant to T. Rowe Price’s classifications). Equity securities include common stocks, including common stocks purchased through initial public offerings (“IPOs”), and preferred stocks. T. Rowe Price defines large capitalization companies as those with a market capitalization, at the time of purchase by the Portfolio, within the range of the market capitalization of companies included in the Russell 1000 Index. As of December 31, 2012, this included companies with capitalizations of approximately $312.72 million and above. While most assets will be invested in U.S. common stocks, other securities may also be purchased, such as foreign stocks (including those of issuers located in emerging markets). The Portfolio’s investments in foreign securities will be limited to 30% of total assets. The Portfolio may also invest in investment companies and exchange traded funds.

Stock Selection

T. Rowe Price generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth. As growth investors, T. Rowe Price believes that when a company increases its earnings faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price.

In pursuing the Portfolio’s investment objective, T. Rowe Price has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an opportunity for substantial appreciation. These situations might arise when T. Rowe Price believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development.

The Portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

EXISTING FUND	REPLACEMENT FUND

Principal Risks: • Active Trading Risk • Foreign Securities Risk • Growth Investing Risk • Management Risk • Market Risk • Mid-Capitalization Risk	Principal Risks: • Market Risk • Market Capitalization Risk • Investment Style Risk • Foreign Investment Risk • Investment Company and Exchange Traded Fund Risk

4.      Invesco V.I. American Value Fund – Series II

Investment Objective

The Fund’s investment objective is to provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S.

Under normal market conditions, the Fund invests at least 65% of its net assets in equity securities of small- to mid-capitalization companies. The principal type of equity security in which the Fund invests is common stock. The Fund also may invest in larger companies.

The Fund may invest up to 20% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 20% of its net assets in securities of foreign issuers or depositary receipts.

The Fund can invest in derivative instruments, including forward foreign currency contracts, futures contracts and options.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

Invesco Mid Cap Value Portfolio – Class B

Investment Objective

High total return by investing in equity securities of mid-sized companies.

Principal Investment Strategies

Invesco Advisers, Inc. (“Invesco”), subadviser to the Portfolio, invests, under normal market conditions, at least 80% of the Portfolio’s net assets in equity securities of mid-sized companies. Invesco seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook. Invesco emphasizes a value style of investing, seeking securities of companies that it believes are undervalued. Invesco will consider selling a security if it reaches Invesco’s estimate of fair value or if a more attractive investment opportunity is identified.

The Portfolio considers a company to be a mid-sized company if it has a market capitalization, at the time of purchase, that falls within the market capitalization range of companies in the Russell Midcap® Index. As of December 31, 2012, the market capitalizations of companies in the Russell Midcap® Index ranged from $312.72 million to $24.98 billion. The Portfolio invests in equity securities, which are common stocks and preferred stocks, convertible securities, and equity-linked securities to purchase common stocks and other equity interests, such as partnership and trust interests.

The Portfolio may invest up to 20% of its total assets in securities of foreign issuers and may invest up to 20% of its total assets in real estate investment trusts (“REITs”).

The Portfolio can also utilize derivative instruments, including forward foreign currency contracts, futures contracts and options. The Portfolio can utilize forward foreign currency contracts to mitigate the risk of foreign currency exposure. The Portfolio will use these contracts to hedge against adverse movements in the foreign

EXISTING FUND	REPLACEMENT FUND

The Fund can use options to seek alpha (return on investments in excess of the Russell Midcap® Value Index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund emphasizes a value style of investing. The Adviser seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook. In selecting securities, the Adviser focuses on companies that it believes possess characteristics for improved valuation. The Adviser looks for catalysts for change that may positively impact a company, such as new management, an industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation as a result of the change taking place at the company.

The Adviser will consider selling a security if it reaches the Adviser’s estimate of fair value or if a more attractive investment opportunity is identified.

Principal Risks:

•   Depositary Receipts Risk

•   Derivatives Risk

•   Foreign Securities Risk

•   Management Risk

•   Market Risk

•   REIT Risk/Real Estate Risk

•   Small- and Mid-Capitalization Risks

•   Value Investing Style Risk

currencies in which portfolio securities are denominated. The Portfolio can invest in futures contracts, including index futures, to seek exposure to certain asset classes. The Portfolio can also invest in options to mitigate risk.

Principal Risks:

•   Market Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Foreign Investment Risk

•   Convertible Securities Risk

•   Real Estate Investment Risk

•   Derivatives Risk

5.      Invesco V.I. Global Real Estate Fund – Series I

         Invesco V.I. Global Real Estate Fund – Series II

Investment Objective

The Fund’s investment objective is total return through growth of capital and current income.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate and real estate-related issuers and derivatives and other instruments that have economic characteristics similar to such securities. The Fund invests primarily in real estate investments trusts (REITS), depositary receipts and equity securities (including common and preferred stock, and convertible securities) of domestic and foreign issuers.

The Fund considers an issuer to be a real estate or real estate-related issuer if at least 50% of its assets, gross income or net profits are

Clarion Global Real Estate Portfolio – Class B

Investment Objective

Total return through investment in real estate securities, emphasizing both capital appreciation and current income.

Principal Investment Strategies

CBRE Clarion Securities LLC (“CBRE Clarion”), subadviser to the Portfolio, invests, under normal circumstances, at least 80% of the Portfolio’s assets in a portfolio of equity securities of companies that are principally engaged in the real estate industry. In selecting investments for the Portfolio, CBRE Clarion will select companies that derive their intrinsic value from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate or similar activities. These companies include real estate investment trusts and similarly situated real estate companies outside the U.S. (“REITs”). The Portfolio will have

EXISTING FUND	REPLACEMENT FUND

attributable to ownership, construction, management or sale of residential, commercial or industrial real estate. These issuers include (i) REITs or other real estate operating companies that (a) own property, (b) make or invest in short-term construction and development mortgage loans, or (c) invest in long-term mortgages or mortgage pools, and (ii) companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages.

The Fund may also invest in debt securities of domestic and foreign issuers (including corporate debt obligations and commercial mortgage-backed securities). The Fund may invest up to 10% of its net assets in non-investment grade debt securities (commonly known as “junk bonds”) of real estate and real estate-related issuers.

The Fund invests, under normal circumstances, in securities of issuers located in at least three different countries, including the U.S. The Fund may invest up to 20% of its net assets in securities of issuers located in emerging market countries, i.e., those that are in the initial stages of their industrial cycles.

The Fund may invest in securities of issuers of all capitalization sizes. Real estate companies tend to have smaller assets bases compared with other market sectors, therefore, the Fund may hold a significant amount of securities of small- and mid-capitalization issuers.

The Fund may engage in short sales of securities. The Fund may engage in short sales with respect to securities it owns or securities it does not own. Generally, the Fund will sell a security short to (1) take advantage of an expected decline in the security price in anticipation of purchasing the same security at a later date at a lower price, or (2) to protect a profit in a security that it owns. The Fund will not sell a security short if, as a result of such short sale, the aggregate market value of all securities sold short exceeds 15% of the Fund’s net assets.

The Fund can invest in derivative instruments including forward foreign currency contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

When constructing the portfolio, the portfolio managers use a fundamentals-driven investment process, including an evaluation of factors such as property market cycle analysis, property evaluation and management and structure review to identify securities with characteristics including (i) quality underlying properties, (ii) solid investments located in a number of different countries, including the U.S. The Portfolio may invest up to 90% of its assets in foreign securities, including a maximum of 35% in emerging markets. The Portfolio may invest in companies of any market capitalization.

CBRE Clarion uses a multi-step investment process for constructing the Portfolio’s investment portfolio that combines top-down region and sector allocation with bottom-up individual stock selection.

First, CBRE Clarion selects sectors and geographic regions in which to invest, and determines the degree of representation of such sectors and regions, through a systematic evaluation of public and private property market trends and conditions. Second, CBRE Clarion uses an in-house valuation process to identify investments with superior current income and growth potential relative to their peers. This in-house valuation process examines several factors including:

•   value and property;

•   capital structure; and

•   management and strategy.

Principal Risks:

•   Market Risk

•   Real Estate Investment Risk

•   Foreign Investment Risk

•   Emerging Markets Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Concentration Risk

EXISTING FUND	REPLACEMENT FUND

management teams with the ability to effectively manage capital structure decisions and execute their stated strategic plan, and (iii) attractive valuations relative to peer investment alternatives.

The portfolio managers and investment team focus on equity REITs and real estate operating issuers. Each qualified security in the investment universe is analyzed using fundamental real estate analysis and valuation review to identify securities that appear to have relatively favorable long-term prospects and attractive values. Some of the fundamental real estate factors that are considered include: forecasted occupancy and rental rates of the various property markets in which a firm may operate, property locations, physical attributes, management depth and skill, insider ownership, overall debt levels, percentage of variable rate financing and fixed charge coverage ratios. The issuers that are believed to have the most attractive fundamental real estate attributes are then evaluated on the basis of relative value. Some of the valuation factors that are considered include: cash flow consistency and growth, dividend yield, dividend coverage and growth, and cash flow and assets to price multiples.

The portfolio managers seek to construct a portfolio with risk characteristics similar to the FTSE EPRA/NAREIT Developed Real Estate Index (the benchmark index). The Fund uses the benchmark index as a guide in structuring the portfolio, but the Fund is not an index fund.

The portfolio managers seek to limit risk through various controls, such as diversifying the portfolio property types and geographic areas as well as by considering the relative liquidity of each security and limiting the size of any one holding.

The portfolio managers will consider selling a security if they conclude (1) its relative valuation has fallen below desired levels, (2) its risk/return profile has changed significantly, (3) its fundamentals have changed, or (4) a more attractive investment opportunity is identified.

Principal Risks:

•   Concentration Risk

•   Convertible Securities Risk

•   Credit Risk

•   Depositary Receipts Risk

•   Derivatives Risk

•   Developing/Emerging Markets Securities Risk

•   Foreign Securities Risk

•   High Yield Bond (Junk Bond) Risk

•   Interest Rate Risk

•   Management Risk

EXISTING FUND	REPLACEMENT FUND

• Market Risk • Mortgage- and Asset-Backed Security Risk • Preferred Securities Risk • REIT/Real Estate Risk • Short Sales Risk • Small- and Mid-Capitalization Risks • U.S. Government Obligations Risk

6.      Invesco V.I. Growth and Income Fund – Series I

         Invesco V.I. Growth and Income Fund – Series II

Investment Objective

The Fund’s investment objective is to seek long-term growth of capital and income.

Principal Investment Strategies

Under normal market conditions, the Adviser seeks to achieve the Fund’s investment objective by investing primarily in income-producing equity securities, which include common stocks and convertible securities.

The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 15% of its net assets in REITs.

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include depositary receipts.

The Fund can invest in derivative instruments including forward foreign currency contracts, futures contracts and options.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use options to seek alpha (return on investments in excess of the Russell 1000® Value Index), to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

Invesco Comstock Portfolio – Class A

Invesco Comstock Portfolio – Class B

Investment Objective

Capital growth and income.

Principal Investment Strategies

Invesco Advisers, Inc. (“Invesco”), subadviser to the Portfolio, invests the Portfolio’s assets, under normal circumstances, in equity securities, consisting principally of common stocks. Under normal market conditions, the Portfolio invests at least 80% of its net assets in common stocks at the time of investment. The Portfolio may also invest in preferred stocks, indexed securities and securities convertible into common and preferred stocks.

In selecting securities for investment, the Portfolio focuses primarily on the security’s potential for capital growth and income. The Portfolio emphasizes a value style of investing seeking well-established, undervalued companies that are believed by Invesco to possess the potential for capital growth and income. Invesco generally seeks to identify companies that are undervalued and have identifiable factors that might lead to improved valuations. This catalyst could come from within the company in the form of new management, operational enhancements, restructuring or reorganization. It could also be an external factor, such as an improvement in industry conditions or a regulatory change.

The Portfolio may invest in issuers of any size, although Invesco focuses on companies with a market capitalization in excess of $2 billion.

The Portfolio may invest up to 25% of its total assets in securities of foreign issuers (including issuers in emerging market countries).

The Portfolio may utilize derivative instruments, including S&P 500 futures, for cash management purposes and forward currency exchange contracts for currency hedging purposes.

EXISTING FUND	REPLACEMENT FUND

The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. In selecting securities for the Fund, the Adviser looks for catalysts for change that may positively impact a company, such as new management, industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company.

The Fund may dispose of a security whenever, in the opinion of the Adviser, the security reaches the Adviser’s estimate of fair value or when the Adviser identifies a more attractive investment opportunity.

Principal Risks:

•   Call Risk

•   Convertible Securities Risk

•   Credit Risk

•   Depositary Receipts Risk

•   Derivatives Risk

•   Foreign Securities Risk

•   Income Risk

•   Management Risk

•   Market Risk

•   REIT Risk/Real Estate Risk

•   Value Investing Style Risk

Principal Risks: • Market Risk • Foreign Investment Risk • Market Capitalization Risk • Investment Style Risk • Derivatives Risk

7.      ClearBridge Variable All Cap Value Portfolio – Class I

Investment Objective

The fund seeks long-term capital growth. Current income is a secondary consideration.

Principal Investment Strategies

The fund invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the portfolio managers believe are undervalued in the marketplace. While the portfolio managers select investments primarily for their capital appreciation potential, secondary consideration is given to a company’s dividend record and the potential for an improved dividend return. The fund invests in securities of large, well-known companies but may also invest a significant portion of its assets in securities of small to medium capitalization companies when the portfolio managers believe smaller companies offer more attractive value opportunities.

The fund may invest up to 25% of its net assets in securities of foreign issuers.

T. Rowe Price Large Cap Value Portfolio – Class E

Investment Objective

Long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

Principal Investment Strategies

T. Rowe Price Associates, Inc. (“T. Rowe Price”), subadviser to the Portfolio, invests, under normal circumstances, at least 80% of the Portfolio’s net assets in securities of large companies the portfolio manager regards as undervalued.

The Portfolio defines a large company as having a market cap that is either (i) larger than the current median market cap of companies in the Russell 1000 Value Index or (ii) larger than the three year average median market cap of companies in the index based on the previous three December 31 dates. The Russell 1000 Value Index is a widely used benchmark of the largest domestic value stocks. As of December 31, 2012, the median market cap for the Russell 1000 Value Index was approximately $5.80 billion. The market capitalization of the companies owned by the Portfolio and the Russell index changes over time; the Portfolio will not automatically sell or

EXISTING FUND	REPLACEMENT FUND

Principal Risks:

•   Stock Market and Equity Securities Risk

•   Issuer Risk

•   Large Capitalization Company Risk

•   Small and Medium Capitalization Company Risk

•   Dividend-Paying Stock Risk

•   Liquidity Risk

•   Foreign Investments Risk

•   Currency Risk

•   Value Investing Risk

•   Portfolio Selection Risk

•   Risk of Increase in Expenses

cease to purchase stock of a company it owns just because the company’s market capitalization falls below these levels.

The Portfolio may also purchase stocks of smaller companies.

The portfolio managers seek to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation. In selecting investments, the portfolio managers generally look for one or more of the following:

•   low price/earnings, price/book value, price/sales, or price/cash flow ratios relative to the S&P 500, the company’s peers, or its own historical norm;

•   low stock price relative to a company’s underlying asset values;

•   companies that may benefit from restructuring activity; and/or

•   a sound balance sheet and other positive financial characteristics.

In pursuing its investment objectives, the Portfolio has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the portfolio managers believe will provide an opportunity for substantial appreciation. These situations might arise when the portfolio managers believe a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While the Portfolio will invest most of its assets in U.S. common stocks, the Portfolio may invest in other securities, including foreign stocks, in keeping with the Portfolio’s objectives. The Portfolio may invest up to 25% of its assets in foreign securities.

Principal Risks:

•   Market Risk

•   Market Capitalization Risk

•   Foreign Investment Risk

•   Investment Style Risk

EXISTING FUND	REPLACEMENT FUND

8.      UIF U.S. Real Estate Portfolio – Class I

Investment Objective

The Portfolio seeks to provide above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Principal Investment Strategies

Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities of companies in the U.S. real estate industry. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes. The equity securities in which the Portfolio may invest include common and preferred stocks, convertible securities, depositary receipts, rights, warrants and limited partnership interests.

The Portfolio’s “Adviser,” Morgan Stanley Investment Management Inc., seeks a combination of above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts (“REITs”). The Portfolio focuses on REITs as well as real estate operating companies (“REOCs”) that invest in a variety of property types and regions.

The Adviser actively manages the Portfolio using a combination of top-down and bottom-up methodologies. The Adviser’s proprietary models drive the bottom-up value-driven approach for stock selection. The top-down portion seeks diversified exposure to all major asset classes with an overweighting to property markets that offer the best relative valuation. The bottom-up research process strongly influences the Adviser’s perspective on which property markets it believes provide better relative value and growth prospects and, consequently, affects its decision to overweight or underweight a given property market. The Adviser generally considers selling a portfolio holding if the holding’s share price shifts to the point where the position no longer represents an attractive relative value opportunity versus the underlying value of its assets or versus other securities in the universe.

Principal Risks:

•   Equity Securities Risk

•   REITs and REOCs Risk

•   Non-Diversification Risk

Clarion Global Real Estate Portfolio – Class B

Investment Objective

Total return through investment in real estate securities, emphasizing both capital appreciation and current income.

Principal Investment Strategies

CBRE Clarion Securities LLC (“CBRE Clarion”), subadviser to the Portfolio, invests, under normal circumstances, at least 80% of the Portfolio’s assets in a portfolio of equity securities of companies that are principally engaged in the real estate industry. In selecting investments for the Portfolio, CBRE Clarion will select companies that derive their intrinsic value from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate or similar activities. These companies include real estate investment trusts and similarly situated real estate companies outside the U.S. (“REITs”). The Portfolio will have investments located in a number of different countries, including the U.S. The Portfolio may invest up to 90% of its assets in foreign securities, including a maximum of 35% in emerging markets. The Portfolio may invest in companies of any market capitalization.

CBRE Clarion uses a multi-step investment process for constructing the Portfolio’s investment portfolio that combines top-down region and sector allocation with bottom-up individual stock selection.

First, CBRE Clarion selects sectors and geographic regions in which to invest, and determines the degree of representation of such sectors and regions, through a systematic evaluation of public and private property market trends and conditions. Second, CBRE Clarion uses an in-house valuation process to identify investments with superior current income and growth potential relative to their peers. This in-house valuation process examines several factors including:

•   value and property;

•   capital structure; and

•   management and strategy.

Principal Risks:

•   Market Risk

•   Real Estate Investment Risk

•   Foreign Investment Risk

•   Emerging Markets Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Concentration Risk

EXISTING FUND	REPLACEMENT FUND

9.      Pioneer Disciplined Value VCT Portfolio–Class II

Investment Objective

Long-term capital growth.

Principal Investment Strategies

The portfolio invests primarily in equity securities of U.S. issuers.

For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, depositary receipts, warrants, rights, equity interests in real estate investment trusts (REITs) and preferred stocks.

The portfolio may invest in issuers of any market capitalization. The portfolio may invest in securities in any industry or market sector. The portfolio may invest in fewer than 40 securities. The portfolio may invest in initial public offerings of equity securities. In addition, the portfolio may invest up to 10% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging market issuers. The portfolio may invest in debt securities. Generally, the portfolio may acquire investment grade debt securities, but the portfolio may invest up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), including below investment grade convertible debt securities.

The portfolio also may hold cash or other short-term investments.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives for a variety of purposes, including as a hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; and to increase the portfolio’s return as a non-hedging strategy that may be considered speculative. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

The portfolio’s investment adviser uses a valuation-conscious approach to select the portfolio’s investments based upon the recommendations of the adviser’s research teams. The research teams use a two-step process in selecting securities that combines fundamental and quantitative research. First, the teams assess whether a company’s fundamentals - financial condition, management, and position in its industry - indicate strong prospects for growth and attractive valuations. Second, the teams employ

MFS® Value Portfolio–Class B

Investment Objective

Capital appreciation.

Principal Investment Strategies

Massachusetts Financial Services Company (“MFS”), subadviser to the Portfolio, invests under normal market conditions at least 80% of the Portfolio’s assets in equity securities of large capitalization U.S. companies. Equity securities include common stocks, preferred stocks, securities convertible into common or preferred stocks and depositary receipts for equity securities. MFS focuses on investing the Portfolio’s assets in the stocks of companies that it believes are undervalued compared to their perceived worth (“value” companies). Value companies tend to have stock prices that are low relative to their earnings, dividends, assets, or other financial measures. The Portfolio may invest up to 20% of its assets in foreign securities and may have exposure to foreign currencies through its investments in these securities.

Stock Selection

MFS uses a bottom-up investment approach to buying and selling investments for the Portfolio. Investments are selected primarily based on fundamental analysis of individual issuers and on their potential in light of the issuers’ financial condition, and on market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered.

Principal Risks:

•   Market Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Foreign Investment Risk

•   Convertible Securities Risk

EXISTING FUND	REPLACEMENT FUND

a quantitative, value-oriented approach to construct the portfolio, emphasizing those securities believed to have attractive prospects for earnings and revenue growth. A security may be sold if its ranking by the research team is reduced or the security price reaches a reasonable valuation.

Principal Risks:

•   Market Risk

•   Value Style Risk

•   Portfolio Selection Risk

•   Issuer Focus Risk

•   Small and Mid-Size Companies Risk

•   Risks of Non-U.S. Investments

•   Risks of Initial Public Offerings

•   Debt Securities Risk

•   Market Segment Risk

•   ETF Risks

•   Risks of Investments in REITs

•   Preferred Stocks Risk

•   Warrants Risk

•   Derivatives Risk

•   Leveraging Risk

•   Portfolio Turnover Risk

•   Expense Risk

10.    Pioneer Emerging Markets VCT Portfolio – Class II

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

The portfolio invests primarily in securities of emerging market issuers. Although the portfolio invests in both equity and debt securities, it normally emphasizes equity securities in its portfolio. Normally, the portfolio invests at least 80% of its total assets in the securities of emerging market corporate and government issuers. The portfolio considers emerging market issuers to include: issuers organized under the laws of an emerging market country, issuers with a principal office in an emerging market country, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in emerging markets or sales made in emerging markets, and emerging market governmental issuers.

The portfolio invests in at least six emerging markets. The portfolio considers any market that is not developed to be an emerging market. Emerging markets generally will include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging & Frontier Markets Index. The portfolio’s investments will not be confined to securities issued by companies included

MFS® Emerging Markets Equity Portfolio – Class B

Investment Objective

Capital appreciation.

Principal Investment Strategies

Massachusetts Financial Services Company (“MFS”), subadviser to the Portfolio, invests, under normal circumstances, at least 80% of the Portfolio’s net assets in equity securities of issuers that are tied economically to emerging market countries. Equity securities include common stocks, preferred stocks, and depositary receipts for those securities. Emerging market countries may include countries determined to have emerging market economies, taking into account a number of factors, including whether a particular country has a low-to-middle economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s foreign currency debt rating, its political and economic stability, and development of its financial and capital markets. Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and the developing countries of Europe, primarily Eastern Europe. MFS may also invest in equity securities of issuers that are not tied economically to emerging market countries. The Portfolio may invest in companies of any size. MFS may invest a relatively large

EXISTING FUND	REPLACEMENT FUND

in the index. At the investment adviser’s discretion, the portfolio may invest in other emerging markets. The portfolio does not allocate more than 25% of its total assets to any one country but can invest more than 25% of its total assets in a particular region.

The portfolio may invest up to 20% of its total assets in securities of issuers in any developed country (other than the U.S.).

For purposes of the portfolio’s investment policies, equity securities include common stocks and securities with common stock characteristics, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), preferred stocks, depositary receipts, warrants and rights. The portfolio may invest in initial public offerings of equity securities. The portfolio may also purchase and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments, including as a means of managing relative currency exposure.

The portfolio may invest in debt securities of any quality or maturity. The portfolio may not invest more than 10% of its net assets in debt securities rated below investment grade (known as “junk bonds”) or in unrated securities of comparable quality. The portfolio may invest in Brady bonds, which are restructured debt of governmental issuers of emerging market countries. The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, including forward foreign currency exchange contracts and stock index futures, for a variety of purposes, including as a hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; and to increase the portfolio’s return as a non-hedging strategy that may be considered speculative. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio also may hold cash or other short-term instruments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments. The adviser seeks to identify securities that are selling at reasonable prices or substantial discounts to their underlying values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for long-term revenue, earnings and cash flow growth. In making that assessment, the adviser employs qualitative analysis, quantitative techniques, fundamental research and an evaluation of the issuer based on its financial statements and operations. In addition to analyzing specific securities, the adviser percentage of the Portfolio’s assets in a single issuer or a small number of issuers.

MFS may invest a large percentage of the Portfolio’s assets in issuers in a single country, a small number of countries, or a particular geographic region.

MFS uses a bottom-up investment approach to buying and selling investments for the Portfolio. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition and market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered.

Principal Risks:

•   Market Risk

•   Foreign Investment Risk

•   Emerging Markets Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Focused Investment Risk

EXISTING FUND	REPLACEMENT FUND

determines the relative attractiveness of investing in different emerging markets. In assessing the investment potential of each country, the adviser considers economic growth prospects, monetary conditions, political risks, currency risk, capital flows and other factors.

The adviser generally sells a portfolio security when it believes that the security’s market value reflects its intrinsic value. The adviser makes that determination based upon the same criteria it uses to select portfolio securities.

Principal Risks:

•   Market Risk

•   Risk of Non-U.S. Investments

•   Geographic Focus Risk

•   Currency Risk

•   Forward Foreign Currency Transactions Risk

•   Value Style Risk

•   Portfolio Selection Risk

•   Small and Mid-size Companies Risk

•   Debt Securities Risk

•   Market Segment Risk

•   Derivatives Risk

•   Risks of Initial Public Offerings

•   Leveraging Risk

•   ETF Risks

•   Portfolio Turnover Risk

•   Expense Risk

11.    Pioneer Equity Income VCT Portfolio – Class II

Investment Objective

Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 20% of its total assets in equity and debt securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

Invesco Comstock Portfolio – Class B

Investment Objective

Capital growth and income.

Principal Investment Strategies

Invesco Advisers, Inc. (“Invesco”), subadviser to the Portfolio, invests the Portfolio’s assets, under normal circumstances, in equity securities, consisting principally of common stocks. Under normal market conditions, the Portfolio invests at least 80% of its net assets in common stocks at the time of investment. The Portfolio may also invest in preferred stocks, indexed securities and securities convertible into common and preferred stocks.

In selecting securities for investment, the Portfolio focuses primarily on the security’s potential for capital growth and income. The Portfolio emphasizes a value style of investing seeking well-established, undervalued companies that are believed by Invesco to possess the potential for capital growth and income. Invesco generally seeks to identify companies that are undervalued and have identifiable factors that might lead to improved valuations. This catalyst could come from within the company in the form of new management,

EXISTING FUND	REPLACEMENT FUND

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio also may invest in investment grade and below investment grade debt securities (known as “junk bonds”). Most of the debt securities the portfolio acquires are expected to be securities convertible into common stocks.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives for a variety of purposes, including as a hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; and to increase the portfolio’s return as a non-hedging strategy that may be considered speculative. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities that are selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. The adviser also considers a security’s potential to provide a reasonable amount of income. In making these assessments, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser generally sells a portfolio security when it believes that the security’s market value reflects its underlying value.

Principal Risks:

•   Market Risk

•   Value Style Risk

•   Portfolio Selection Risk

•   Risks of Non-U.S. Investments

•   Risks of Investments in REITs

•   Debt Securities Risk

•   High Yield or “Junk” Bond Risk

•   Market Segment Risk

•   Derivatives Risk

•   Risks of Initial Public Offerings

•   Leveraging Risk

•   Expense Risk

operational enhancements, restructuring or reorganization. It could also be an external factor, such as an improvement in industry conditions or a regulatory change.

The Portfolio may invest in issuers of any size, although Invesco focuses on companies with a market capitalization in excess of $2 billion.

The Portfolio may invest up to 25% of its total assets in securities of foreign issuers (including issuers in emerging market countries).

The Portfolio may utilize derivative instruments, including S&P 500 futures, for cash management purposes and forward currency exchange contracts for currency hedging purposes.

Principal Risks:

•   Market Risk

•   Foreign Investment Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Derivatives Risk

EXISTING FUND	REPLACEMENT FUND

12.    Pioneer Ibbotson Growth Allocation VCT Portfolio – Class II

Investment Objective

Long-term capital growth and current income.

Principal Investment Strategies

The portfolio is a “fund of funds.” The portfolio seeks to achieve its investment objective by investing in other funds (“underlying funds” or “acquired funds”) rather than direct positions in securities. The underlying funds have their own investment objectives and principal investment strategies and invest in a variety of U.S. and foreign equity, debt and money market securities. Equity securities in which underlying funds invest include common stocks, preferred stocks and equity securities with common stock characteristics such as real estate investment trusts, and exchange-traded funds that invest primarily in equity securities. Debt securities in which underlying funds may invest include U.S. government securities, debt securities of corporate and other issuers, mortgage- and asset backed securities and short term debt securities. Underlying funds also may use derivatives, such as credit default swaps.

Because this is a growth allocation portfolio, the portfolio’s assets will be invested in equity and fixed income funds, although a small portion of its assets will be invested in cash, cash equivalents, or in money market funds. Under normal circumstances, the portfolio expects to invest its assets among asset classes in the following ranges. The portfolio’s investment adviser may change these allocation ranges from time to time without the approval of or notice to shareholders. The fixed income fund allocation includes the portfolio’s investments in cash, cash equivalents and money market funds.

Investment Strategies/Asset Class Targets:

Equity Fund Allocation : 70 – 100%

Fixed Income Fund Allocation : 0 – 30%

Alternatives/Commodities Allocation: 0 – 4%

The intended benefit of asset allocation is that the diversification provided by allocating assets among asset classes, such as equity and debt securities, reduces volatility over the long-term. The subadviser, subject to the investment adviser’s supervision, allocates the portfolio’s assets among the underlying funds using a two-step process. First, the subadviser seeks to develop an optimal model allocation among underlying funds in different asset classes using an analysis that looks at forecast returns, standard deviations in historical returns and the correlation of the performance of different asset classes. The subadviser then invests the assets in underlying funds that

MetLife Moderate to Aggressive Allocation Portfolio – Class B

Investment Objective

Growth of capital.

Principal Investment Strategies

The Portfolio seeks to achieve its objective by investing substantially all of its assets in Class A shares of the Underlying Portfolios, which are portfolios of Metropolitan Series Fund (the “Fund”) and Met Investors Series Trust (the “Trust”). The Portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers, LLC (“MetLife Advisers”), the adviser to the Portfolio, establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationships between those asset classes. MetLife Advisers then selects the Underlying Portfolios in which the Portfolio invests based on, among other factors, the Underlying Portfolios’ investment objectives, policies, investment processes and portfolio analytical and management personnel.

Under normal circumstances, the Portfolio primarily invests in Underlying Portfolios that may hold large cap, small cap, mid cap or foreign equity securities and also invests in Underlying Portfolios that hold fixed income securities in accordance with target allocations of 80% to equity securities and 20% to fixed income securities.

The following chart describes the target allocations, as of April 29, 2013, to equity and fixed income securities. You should note that these percentages do not directly correspond to investment in the equity and fixed income Underlying Portfolios because each Underlying Portfolio may contain one or more asset classes (e.g., equity and fixed income) and each Underlying Portfolio may contain various subsets of an asset class (e.g., small cap, mid cap and foreign securities). Although the Portfolio’s investments in the Underlying Portfolios will be made in an attempt to achieve the target allocations, the actual allocations to equity and fixed income securities may vary from the Portfolio’s target allocations in the chart below. Deviations from the asset class target allocations will affect the asset class subset target allocations. In addition, the Portfolio’s actual allocations could vary substantially from the target allocations due to market valuation changes.

EXISTING FUND	REPLACEMENT FUND

invest in those asset classes. The subadviser’s analysis in selecting and weighting the underlying funds is based on quantitative and qualitative measures. Periodically, the subadviser may recommend the rebalancing of the portfolio’s assets among asset classes and underlying funds. Decisions to sell shares of the underlying funds are made for cash flow purposes, as a result of periodic rebalancing of the portfolio’s portfolio holdings, or as an adjustment to the portfolio’s target allocation.

From time to time the portfolio’s investment adviser may select new or different underlying funds other than those listed in the prospectus without prior approval or notice to shareholders.

Principal Risks:

•   Market Risk

•   Fund of Funds Structure and Layering of Fees

•   Allocation Risk

•   Asset Class Variation Risk

•   Expense Risk

Principal Risks of Investing in the Underlying Funds:

Risks of Equity Investments

•   Value Style Risk

•   Growth Style Risk

•   Small and Mid-size Companies Risk

•   Risks of Investments in REITs

Risks of Fixed Income Investments

•   Interest Rate Risk

•   Credit Risk

•   Prepayment or Call Risk

•   Extension Risk

•   U.S. Government Agency Obligations Risk

•   Mortgage-Related and Asset-Backed Securities Risk

•   Risks of Subordinated Securities

•   High Yield or “Junk” Bond Risk

•   Risks of Investing in Event-Linked Bonds

•   Risks of Investing in Floating Rate Loans

•   Risks of Inverse Floating Rate Obligations

•   Inflation-Linked Security Risk

•   Risks of Zero Coupon Bonds and Payment In Kind Securities

Risks of Equity and Fixed Income Investments

•   Portfolio Selection Risk

•   Liquidity Risk

•   Market Segment Risk

•   Risks of Non-U.S. Investments

•   Currency Risk

•   Derivatives Risk

•   Credit Default Swap Risk

Asset Class Target Allocation

Equity                                              80%

U.S. Large Cap                                32%

U.S. Mid Cap                                  18%

U.S. Small Cap                                  7%

Foreign Equity                                23%

Fixed Income                                  20%

U.S. Investment Grade                   14%

U.S. High Yield                                3%

Foreign Fixed Income                      3%

The “Foreign Equity” allocation shown above may be invested in foreign equity securities of any capitalization or country but primarily will be invested in larger capitalization companies of developed countries, and the “Foreign Fixed Income” allocation shown above may be invested in foreign fixed income securities of any credit quality but primarily will be invested in investment grade debt.

The Portfolio seeks to achieve capital growth through its investments in Underlying Portfolios that invest primarily in equity securities. These investments may include Underlying Portfolios that invest mainly in stocks of large, established U.S. and foreign companies and, to a lesser extent, in Underlying Portfolios that invest in stocks of smaller U.S. and foreign companies, including companies in emerging markets.

The Portfolio seeks to achieve current income primarily through its investments in Underlying Portfolios that invest in fixed-income securities. These investments may include Underlying Portfolios that invest in investment grade fixed-income securities of U.S. issuers, high yield debt (commonly known as “junk bonds”), and foreign bonds denominated in currencies other than U.S. dollars. The Portfolio may also invest in Underlying Portfolios that invest substantially all of their assets in U.S. Government Securities (e.g., obligations of the U.S. Government or its agencies or instrumentalities).

Periodically, MetLife Advisers will evaluate the Portfolio’s allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to the Portfolio’s risk profile. It is anticipated that any changes to the targets for the two broad asset classes will be, in any given year, within a Concurrently, MetLife Advisers will consider whether to make changes to the Portfolio’s investments in any of the Underlying Portfolios.

For additional information about the Portfolio’s investment strategies, the names of the Underlying Portfolios in which the Portfolio may invest and the

EXISTING FUND	REPLACEMENT FUND

• Leveraging Risk • Commodity Investments Risk • Non-Diversification Risk • Portfolio Turnover Risk

actual allocation percentages of the Portfolio’s investments in the Underlying Portfolios as of the end of the prior quarter, please see “Additional Information about the Portfolio’s Investment Strategies” in the Prospectus.

Principal Risks:

•   Underlying Portfolio Risk

•   Asset Allocation Risk

Indirect Risks:

•   Market Risk

•   Foreign Investment Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Interest Rate Risk

•   Credit and Counterparty Risk

•   High Yield Debt Security Risk

•   Mortgage-Backed and Asset-Backed Securities Risk

•   Derivatives Risk

•   Portfolio Turnover Risk

13.    Pioneer Ibbotson Moderate Allocation VCT Portfolio – Class II

Investment Objective

Long-term capital growth and current income.

Principal Investment Strategies

The portfolio is a “fund of funds.” The portfolio seeks to achieve its investment objective by investing in other funds (“underlying funds” or “acquired funds”) rather than direct positions in securities. The underlying funds have their own investment objectives and principal investment strategies and invest in a variety of U.S. and foreign equity, debt and money market securities. Equity securities in which underlying funds invest include common stocks, preferred stocks and equity securities with common stock characteristics such as real estate investment trusts, and exchange-traded funds that invest primarily in equity securities. Debt securities in which underlying funds may invest include U.S. government securities, debt securities of corporate and other issuers, mortgage- and asset backed securities and short term debt securities. Underlying funds also may use derivatives, such as credit default swaps.

Because this is a moderate allocation portfolio, the portfolio’s assets will be invested in equity and fixed income funds, although a portion of its assets will be invested in cash, cash equivalents, or in money market funds. Under normal circumstances, the portfolio expects to invest its assets among asset classes in the following ranges. The portfolio’s investment adviser may change these allocation ranges from time to time without the

MetLife Moderate Allocation Portfolio – Class B

Investment Objective

A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

Principal Investment Strategies

The Portfolio seeks to achieve its objective by investing substantially all of its assets in Class A shares of the Underlying Portfolios, which are portfolios of Metropolitan Series Fund (the “Fund”) and Met Investors Series Trust (the “Trust”). The Portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers, LLC (“MetLife Advisers”), the adviser to the Portfolio, establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationships between those asset classes. MetLife Advisers then selects the Underlying Portfolios in which the Portfolio invests based on, among other factors, the Underlying Portfolios’ investment objectives, policies, investment processes and portfolio analytical and management personnel.

Under normal circumstances, the Portfolio primarily invests in Underlying Portfolios that may hold large cap, small cap, mid cap or foreign equity securities and also invests in Underlying Portfolios that hold fixed income

EXISTING FUND	REPLACEMENT FUND

approval of or notice to shareholders. The fixed income fund allocation includes the portfolio’s investments in cash, cash equivalents and money market funds.

Investment Strategies/Asset Class Targets

Equity Fund Allocation : 50 – 70%

Fixed Income Fund Allocation : 30 – 50%

Alternatives/Commodities Allocation: 0 – 4%

The intended benefit of asset allocation is that the diversification provided by allocating assets among asset classes, such as equity and debt securities, reduces volatility over the long-term. The subadviser, subject to the investment adviser’s supervision, allocates the portfolio’s assets among the underlying funds using a two-step process. First, the subadviser seeks to develop an optimal model allocation among underlying funds in different asset classes using an analysis that looks at forecast returns, standard deviations in historical returns and the correlation of the performance of different asset classes. The subadviser then invests the assets in underlying funds that invest in those asset classes. The subadviser’s analysis in selecting and weighting the underlying funds is based on quantitative and qualitative measures. Periodically, the subadviser may recommend the rebalancing of the portfolio’s assets among asset classes and underlying funds. Decisions to sell shares of the underlying funds are made for cash flow purposes, as a result of periodic rebalancing of the portfolio’s portfolio holdings, or as an adjustment to the portfolio’s target allocation.

From time to time the portfolio’s investment adviser may select new or different underlying funds other than those listed in the prospectus without prior approval or notice to shareholders.

Principal Risks:

•   Market Risk

•   Fund of Funds Structure and Layering of Fees

•   Allocation Risk

•   Asset Class Variation Risk

•   Expense Risk

Principal Risks of Investing in the Underlying Funds:

Risks of Equity Investments

•   Value Style Risk

•   Growth Style Risk

•   Small and Mid-size Companies Risk

•   Risks of Investments in REITs

securities in accordance with target allocations of 60% to equity securities and 40% to fixed income securities.

The following chart describes the target allocations, as of April 29, 2013, to equity and fixed income securities. You should note that these percentages do not directly correspond to investment in the equity and fixed income Underlying Portfolios because each Underlying Portfolio may contain one or more asset classes (e.g., equity and fixed income) and each Underlying Portfolio may contain various subsets of an asset class (e.g., small cap, mid cap and foreign securities). Although the Portfolio’s investments in the Underlying Portfolios will be made in an attempt to achieve the target allocations, the actual allocations to equity and fixed income securities may vary from the Portfolio’s target allocations in the chart below. Deviations from the asset class target allocations will affect the asset class subset target allocations. In addition, the Portfolio’s actual allocations could vary substantially from the target allocations due to market valuation changes.

Asset Class Target Allocation

Equity                                             60%

U.S. Large Cap                              25%

U.S. Mid Cap                                 13%

U.S. Small Cap                                 5%

Foreign Equity                               17%

Fixed Income                                  40%

U.S. Investment Grade                   32%

U.S. High Yield                                4%

Foreign Fixed Income                      4%

The “Foreign Equity” allocation shown above may be invested in foreign equity securities of any capitalization or country but primarily will be invested in larger capitalization companies of developed countries, and the “Foreign Fixed Income” allocation shown above may be invested in foreign fixed income securities of any credit quality but primarily will be invested in investment grade debt.

The Portfolio seeks to achieve capital growth through its investments in Underlying Portfolios that invest primarily in equity securities. These investments may include Underlying Portfolios that invest mainly in stocks of large, established U.S. and foreign companies and, to a lesser extent, in Underlying Portfolios that invest in stocks of smaller U.S. and foreign companies, including companies in emerging markets.

EXISTING FUND	REPLACEMENT FUND

Risks of Fixed Income Investments

•   Interest Rate Risk

•   Credit Risk

•   Prepayment or Call Risk

•   Extension Risk

•   U.S. Government Agency Obligations Risk

•   Mortgage-Related and Asset-Backed Securities Risk

•   Risks of Subordinated Securities

•   High Yield or “Junk” Bond Risk

•   Risks of Investing in Event-Linked Bonds

•   Risks of Investing in Floating Rate Loans

•   Risks of Inverse Floating Rate Obligations

•   Inflation-Linked Security Risk

•   Risks of Zero Coupon Bonds and Payment In Kind Securities

Risks of Equity and Fixed Income Investments

•   Portfolio Selection Risk

•   Liquidity Risk

•   Market Segment Risk

•   Risks of Non-U.S. Investments

•   Currency Risk

•   Derivatives Risk

•   Credit Default Swap Risk

•   Leveraging Risk

•   Commodity Investments Risk

•   Non-Diversification Risk

•   Portfolio Turnover Risk

The Portfolio seeks to achieve current income primarily through its investments in Underlying Portfolios that invest in fixed-income securities. These investments may include Underlying Portfolios that invest in investment grade fixed-income securities of U.S. issuers, high yield debt (commonly known as “junk bonds”), and foreign bonds denominated in currencies other than U.S. dollars. The Portfolio may also invest in Underlying Portfolios that invest substantially all of their assets in U.S. Government Securities (e.g., obligations of the U.S. Government or its agencies or instrumentalities).

Periodically, MetLife Advisers will evaluate the Portfolio’s allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to the Portfolio’s risk profile. It is anticipated that any changes to the targets for the two broad asset classes will be, in any given year, within a range of plus or minus 10% from the current allocations. Concurrently, MetLife Advisers will consider whether to make changes to the Portfolio’s investments in any of the Underlying Portfolios.

For additional information about the Portfolio’s investment strategies, the names of the Underlying Portfolios in which the Portfolio may invest and the actual allocation percentages of the Portfolio’s investments in the Underlying Portfolios as of the end of the prior quarter, please see “Additional Information about the Portfolio’s Investment Strategies” in the Prospectus.

Principal Risks:

•   Underlying Portfolio Risk

•   Asset Allocation Risk

Indirect Risks:

•   Market Risk

•   Interest Rate Risk

•   Credit and Counterparty Risk

•   Foreign Investment Risk

•   High Yield Debt Security Risk

•   Market Capitalization Risk

•   Investment Style Risk

•   Mortgage-Backed and Asset-Backed Securities Risk

•   Derivatives Risk

•   Portfolio Turnover Risk

MetLife Advisers, LLC is the investment adviser of each of the Replacement Funds. A chart comparing the adviser and, as applicable, sub-adviser of each Existing Fund with its corresponding Replacement Fund is attached as Appendix B. Each MIST Replacement Fund currently offers up to three classes of shares, two of which, Class A and Class B are involved in the substitutions. Additionally, if the proposed substitutions are approved, MIST’s T. Rowe Price Large Cap Value Portfolio will offer Class E shares in exchange for the Class I shares of ClearBridge Variable All Cap Value Portfolio. Each Met Series Fund’s Replacement Fund currently offers up to four classes of shares, two of which, Class A and Class B, are involved in the substitutions. No Rule 12b-1 Plan has been adopted for any Replacement Fund’s Class A shares. Each Replacement Fund’s Class B and Class E shares have adopted a Rule 12b-1 distribution plan. Under MIST’s distribution plans, up to 0.50% of a MIST Replacement Fund’s assets attributable to its Class B shares may be used to finance the distribution of the Fund’s shares, and up to 0.25% of a Fund’s assets attributable to its Class E shares may be used to finance the distribution of the Fund’s shares. Under Met Series Funds’ distribution plans, up to 0.50% of a Met Series Replacement Fund’s assets attributable to its Class B shares may be used to finance the distribution of the Fund’s shares. With respect to all of the Replacement Funds, currently, payments under the plans are limited to 0.25% for Class B shares and 0.15% for Class E shares, respectively. The Boards of Trustees of the MIST Replacement Funds and the Met Series Fund Replacement Funds may increase payments under the respective plans to the full amount without shareholder approval.

MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce a portion of its advisory fee with respect to certain of the Replacement Funds. See Section II.E. herein for a description of the waiver.

For the year ended December 31, 2012, this contractual advisory fee waiver resulted in a waiver in the amount of 0.07% on the Class B shares of the Jennison Growth Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class B shares being limited to 0.82%. The advisory fee waiver does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class B shares may vary from the 2012 amounts.

For the year ended December 31, 2012, and taking into consideration the new fee structure effective as of April 29, 2013, this contractual advisory fee waiver resulted in a waiver in the amount of 0.02% on the Class B shares of the Oppenheimer Global

Equity Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class B shares being limited to 0.99%. The advisory fee waiver does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class B shares may vary from the 2012 amounts, as adjusted.

For the year ended December 31, 2012, this contractual advisory fee waiver resulted in a waiver in the amount of 0.01% on the Class A and Class B shares of the T. Rowe Price Large Cap Growth Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class A and Class B shares being limited to 0.63% and 0.88%, respectively. The advisory fee does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class A and Class B shares may vary from the 2012 amounts.

For the year ended December 31, 2012, this contractual advisory fee waiver resulted in a waiver in the amount of 0.02% on the Class A and Class B shares of the Invesco Comstock Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class A and Class B shares being limited to 0.58% and 0.83%, respectively. The advisory fee waiver does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class A and Class B shares may vary from the 2012 amounts.

For the year ended December 31, 2012, this contractual advisory fee waiver resulted in a waiver in the amount of 0.13% on the Class B shares of the MFS® Value Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class B shares being limited to 0.85%. The advisory fee waiver does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class B shares may vary from the 2012 amounts.

For the year ended December 31, 2012, this contractual advisory fee waiver resulted in a waiver in the amount of 0.02% on the Class B shares of the MFS® Emerging Markets Equity Portfolio, which also resulted in the net operating expenses for the Portfolio’s Class B shares being limited to 1.30%. The advisory fee waiver does not limit other operating expenses, so the amount of advisory fees waived and the net operating expenses for the Class B shares may vary from the 2012 amounts.

MetLife Advisers, LLC has contractually agreed, for the period October 1, 2013 through April 30, 2015, to reduce a portion of its advisory fee with respect to the Invesco Mid Cap Value Portfolio. See Section II.E. herein for a description of the waiver. If the fee waiver had been in place for the year ended December 31, 2012, it would have resulted in a waiver in the amount of 0.02% on the Class B shares of the Invesco Mid Cap Value Portfolio, which would have resulted in the net operating expenses for the Portfolio’s Class B shares being limited to 0.98%. The advisory fee waiver does not limit other operating expenses.

The Replacement Funds’ advisory fee waivers may be modified or discontinued prior to the dates specified above only with the approval of the Boards of Trustees of MIST or Met Series Fund, as applicable.

There is no current expense limitation agreement or contractual waiver agreement with respect to MIST’s Clarion Global Real Estate Portfolio and T. Rowe Price Large Cap Value Portfolio or Met Series Fund’s MetLife Moderate to Aggressive Allocation Portfolio and MetLife Moderate Allocation Portfolio.

C.	Description of the Contracts

Annuity Contracts

The annuity contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a contractual limit charge will apply to transfers above a certain number. Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation. Some Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations. Some of the Contracts have additional restrictions on transfers to or from the fixed account. During the income period, Contract owners may currently make unlimited transfers among investment options. Generally, during the payout period, transfers from the fixed payout option are not permitted and certain restrictions apply to transfers from the variable account investment options to a fixed payout option. No fees or other charges are currently imposed on transfers. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any limits on transfers among variable account investment options will be suspended in connection with the Substitutions as described in more detail below.

Life Policies

The Insurance Companies issue flexible premium variable life insurance policies that are involved in this application. Policy owners may allocate cash value among the available investment portfolios and, for certain policies, a fixed account option. The policies permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

All or part of the cash value may be transferred from any investment portfolio to another investment portfolio, or, for certain policies, to a fixed account option. Although no limits are currently imposed on the number of transfers, the policies provide that free transfers may be limited to no more than four (or for some policies, six) in a policy year. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged.

The policies provide that the maximum amount that can be transferred to or from the fixed account in any policy year may be limited to certain specified amounts or percentages, although these limits are currently imposed only under certain policies. Certain policies also impose restrictions on the timing of transfers to and from the fixed account.

Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.

Under the life policies, the Insurance Companies reserve the right to impose additional restrictions on transfers. All transfer limits will be suspended in connection with the substitutions as described in more detail below.

D.	Reasons for the Substitutions

The Substitutions are expected to provide significant benefits to Contract owners, including the simplification of the investment options through the elimination of overlapping offerings and an improved selection of sub-advisers at the same or lower net operating expenses (after waiver) at no expense to contract/policy owners.

Based on generally better performance records and lower total expenses of the Replacement Funds, the Substitution Applicants believe that the sub-advisers to the Replacement Funds overall may provide more consistent performance for their Funds than the advisers or sub-advisers of the Existing Funds (other than those advisers or sub-advisers that manage both the Existing Fund and the Replacement Fund). At the same time, Contract owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies, and managers. See Section I.B. herein, which describes by separate account the number of available investment options. As a result of the Substitutions, the number of investment options offered under most of the Contracts will change slightly. That number, which currently ranges from three to 130, will range from three to 127 following the proposed Substitutions. For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than three investment options and all will have at least 16 available investment options after the Substitutions.

The Substitutions will replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser, which will permit MetLife Advisers, LLC, under the Multi-Manager Order,11 to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

[11]	Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999) (amended order) (the “Multi-Manager Order”), MetLife Advisers, LLC is authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

In addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers.

With respect to all of the proposed Substitutions, except for the DWS Capital Growth VIP/Jennison Growth Portfolio and Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio, the management fee of the Replacement Fund is the same or lower than that of the respective Existing Fund. With respect to the DWS Capital Growth VIP/Jennison Growth Portfolio substitution, the net expenses (after waivers) of Jennison Growth Portfolio were 0.01% lower than those of DWS Capital Growth VIP. With respect to the Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio substitution, the total expenses (before waivers) and net expenses (after waivers) of Invesco Comstock Portfolio were lower than those of Invesco V.I. Growth and Income Fund.

A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C.

The Substitutions will result in decreased net expense ratios, after waivers, ranging from 0.01% to 0.48%. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, ClearBridge Variable All Cap Value Portfolio/T. Rowe Price Large Cap Value Portfolio (Class E) and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio (Class B). However, as set forth in Section I.D., the total expenses of the Clarion Global Real Estate Portfolio will be 23 basis points lower than the total expenses of the Existing Fund after the substitution. The total expenses for the T. Rowe Price Large Cap Value Portfolio will be 7 basis points lower than the total expenses of the Existing Fund after the substitution, and the total expenses for the Clarion Global Real Estate Portfolio will be 19 basis points less than the total expenses of the Existing Fund after the substitution.

Each MIST Replacement Fund’s Class B shares Rule 12b-1 fees can be increased to 0.50% and each MIST Replacement Fund’s Class E shares Rule 12b-1 fees can be increased to 0.25% by the Replacement Fund’s Board of Trustees. Each Met Series Funds’ Replacement Fund’s Class B shares Rule 12b-1 fees can be increased to 0.50% of net assets by the Replacement Fund’s Board of Trustees without shareholder approval. However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds’ shareholders after the Substitutions.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

E.	Performance Fees of Existing Fund and Replacement Fund

The following describes each proposed substitution with respect to the amount of each Fund’s assets, comparative performance history and comparative fund expenses. Performance history generally takes into account the one-, three-, five- and ten-year periods ended December 31, 2012. If the Replacement Fund has not been in existence for a significant period of time, the performance of a comparable fund managed by the same sub-adviser with substantially similar investment objectives and policies as the Replacement Fund may be used. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser’s applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses, including waivers for the year ended December 31, 2012.

Expenses for 2012 have been adjusted, as necessary, to reflect current expense arrangements. Where a Fund has multiple classes of shares involved in the proposed substitution, the expenses of each class are presented. Current Rule 12b-1 fees are also the maximum 12b-1 fees unless otherwise noted in the fee tables.

1.	DWS Capital Growth VIP – Jennison Growth Portfolio

The aggregate amount of assets in DWS Capital Growth VIP as of December 31, 2012 was approximately $713.8 million, of which approximately 1.46% will be transferred to Jennison Growth Portfolio. As of December 31, 2012, Jennison Growth Portfolio’s assets were approximately $2.5 billion. For the three-, five- and ten-year periods ended December 31, 2012, the Class B shares performance of Jennison Growth Portfolio exceeded that of the Class B shares of DWS Capital Growth VIP and, for the one-year period ended December 31, 2012, the Class B shares performance of Jennison Growth Portfolio was comparable to that of DWS Capital Growth VIP’s Class B shares.

Fund Performance as of December 31, 2012

	DWS Capital Growth VIP (Class B)	Jennison Growth Portfolio (Class B)
One Year	15.61%	15.56%
Three Years	8.60%	8.83%
Five Years	1.59%	2.69%
Ten Years	6.85%	7.66%

As set forth below, the management fee and total operating expenses (before waivers) of Jennison Growth Portfolio were higher than those of DWS Capital Growth VIP. However, the total operating expenses of Jennison Growth Portfolio, after waivers, were lower than those of DWS Capital Growth VIP.

Fee and Expense Data as of December 31, 2012

	DWS Capital Growth VIP (Class B)	Jennison Growth Portfolio (Class B)
Management Fee	0.37%	0.61%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.21%	0.03%
Total Expenses	0.83%	0.89%
Waivers	0.00%	0.07%**
Net Expenses	0.83%	0.82%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee to the annual rate of 0.65% of the first $300 million of the Portfolio’s average daily net assets, 0.60% for the next $200 million, 0.55% for the next $500 million, 0.50% for the next $1 billion and 0.47% for amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

2.	DWS Global Growth VIP – Oppenheimer Global Equity Portfolio

The aggregate amount of assets in DWS Global Growth VIP as of December 31, 2012 was approximately $235.6 million, of which approximately 1.18% will be transferred to Oppenheimer Global Equity Portfolio. As of December 31, 2012, Oppenheimer Global Equity Portfolio’s assets were approximately $673.1 million. For the one-, three-, five- and ten-year periods ended December 31, 2012, the Class B shares performance of Oppenheimer Global Equity Portfolio exceeded that of DWS Global Growth VIP.

Fund Performance as of December 31, 2012

	DWS Global Growth VIP (Class B)	Oppenheimer Global Equity Portfolio (Class B)
One Year	18.16%	21.17%
Three Years	4.52%	8.77%
Five Years	-3.14%	1.35%
Ten Years	7.77%	8.76%

As set forth below, the management fee and total operating expenses of Oppenheimer Global Equity Portfolio, before and after waivers, were lower than those of DWS Global Growth VIP.

Fee and Expense Data as of December 31, 2012

	DWS Global Growth VIP (Class B)	Oppenheimer Global Equity Portfolio (Class B)
Management Fee	0.92%	0.67%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.59%	0.09%
Total Expenses	1.76%	1.01%
Waivers	0.37%**	0.02%***
Net Expenses	1.39%	0.99%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	Contractual waiver expiring April 30, 2014, unless extended.

***	Restated to reflect that MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.700% of the first $100 million of the Portfolio’s average daily net assets, 0.680% of such assets over $100 million up to $250 million, 0.670% of such assets over $250 million up to $462.5 million, 0.630% of such assets over $462.5 million up to $550 million, 0.590% of such assets over $550 million up to $1.05 billion and 0.565% of such assets over $1.05 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

3.	Invesco V.I. American Franchise Fund – T. Rowe Price Large Cap Growth Portfolio

The aggregate amount of assets in the Invesco V.I. American Franchise Fund as of December 31, 2012 was approximately $720.6 million, of which approximately 1.48% will be transferred to T. Rowe Price Large Cap Growth Portfolio. As of December 31, 2012, T. Rowe Price Large Cap Growth Portfolio’s assets were approximately $1.5 billion. Series I shares and Series II shares of Invesco V.I. American Franchise Fund will be substituted by Class A shares and Class B shares, respectively, of T. Rowe Price Large Cap Growth Portfolio. For the one-, three-, five- and ten-year periods ended December 31, 2012, the performance of T. Rowe Price Large Cap Growth Portfolio’s Class A and Class B shares exceeded that of Invesco V.I. American Franchise Fund’s Series I and Series II shares, respectively.

Fund Performance as of December 31, 2012

	Invesco V.I. American Franchise Fund (Series I)	Invesco V.I. American Franchise Fund (Series II)	T. Rowe Price Large Cap Growth Portfolio (Class A)	T. Rowe Price Large Cap Growth Portfolio (Class B)
One Year	13.73%	13.40%	18.97%	18.67%
Three Years	8.54%	8.27%	11.25%	10.98%
Five Years	1.61%	1.36%	2.80%	2.55%
Ten Years	6.73%	6.46%	8.10%	7.86%

As set forth below, the management fee and total operating expenses of T. Rowe Price Large Cap Growth Portfolio for Class A and Class B shares, before and after waivers, were lower than those of Invesco V.I. American Franchise Fund for Series I and Series II shares, respectively.

Fee and Expense Data as of December 31, 2012

	Invesco V.I. American Franchise Fund (Series I)	Invesco V.I. American Franchise Fund (Series II)	T. Rowe Price Large Cap Growth Portfolio (Class A)	T. Rowe Price Large Cap Growth Portfolio (Class B)
Management Fee	0.68%	0.68%	0.60%	0.60%
12b-1 Fee	0.00%	0.25%	0.00%	0.25%*
Other Expenses	0.30%	0.30%	0.04%	0.04%
Total Expenses	0.98%	1.23%	0.64%	0.89%
Waivers	0.08%**	0.08%**	0.01%***	0.01%***
Net Expenses	0.90%	1.15%	0.63%	0.88%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	Contractual waiver expiring June 30, 2014, unless extended.

***	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the following annual rates: if the Portfolio’s average daily net assets are equal to or less than $1 billion, 0.635% for the first $50 million of the Portfolio’s average daily net assets and 0.60% for amounts over $50 million; if the Portfolio’s average daily net assets exceed $1 billion, 0.62% for the first $50 million of the Portfolio’s average daily net assets, 0.60% for the next $50 million, 0.59% for the next $1.4 billion and 0.575% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

4.	Invesco V.I. American Value Fund – Invesco Mid Cap Value Portfolio

The aggregate amount of assets in the Invesco V.I. American Value Fund as of December 31, 2012 was approximately $351.9 million, of which approximately 19.35% will be transferred to Invesco Mid Cap Value Portfolio. As of December 31, 2012, Invesco Mid Cap Value Portfolio’s assets were approximately $1.0 billion. Effective October 1, 2013, Invesco Advisers, Inc. is expected to become the sub-adviser of Invesco Mid Cap Value Portfolio. Consequently, investment performance prior to this date is attributable to the former sub-adviser and does not reflect the efforts of the new sub-adviser. The Existing Fund and the Replacement Fund share the same sub-adviser. The performance history of the new sub-adviser’s comparable fund, Invesco American Value Portfolio (“Comparable Fund”), has been provided below for illustrative purposes. For the one- and five-year periods ended December 31, 2012, the performance of the Comparable Fund was comparable to Invesco V.I. American Value Fund’s Series II shares. For the same three- and ten-year periods, the performance of the Comparable Fund was less than that of Invesco V.I. American Value Fund’s Series II shares.

Fund Performance as of December 31, 2012

	Invesco V.I. American Value Fund (Series II)	Invesco Mid Cap Value Portfolio (Class B) †	Invesco American Value Portfolio (Comparable Fund)
One Year	17.08%	14.70%	17.07%
Three Years	12.98%	11.51%	12.70%
Five Years	3.29%	1.44%	3.23%
Ten Years	10.73%	7.45%	10.28%

†	Currently, Lord Abbett Mid Cap Value Portfolio.

As set forth below, the management fee and total operating expenses of Invesco Mid Cap Value Portfolio (Class B), before and after waivers, were lower than those of Invesco V.I. American Value Fund (Series II).

Fee and Expense Data as of December 31, 2012

	Invesco V.I. American Value Fund (Series II)	Invesco Mid Cap Value Portfolio (Class B) †
Management Fee	0.72%	0.65%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.28%	0.04%
Acquired Expenses	0.00%	0.06%
Total Expenses	1.25%	1.00%
Waivers	0.00%	0.02%**
Net Expenses	1.25%	0.98%

†	Currently, Lord Abbett Mid Cap Value Portfolio.

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	Provided the Portfolio’s daily net assets are between $750 million and $1.4 billion, MetLife Advisers, LLC has contractually agreed, for the period October 1, 2013 through April 30, 2015, to reduce the Management Fee to the annual rate of 0.625% for the first $1.4 billion of the Portfolio’s average daily net assets and 0.600% of such assets over $1.4 billion. This arrangement may be modified or discontinued prior to April 30, 2015, only with the approval of the Board of Trustees of the Portfolio.

5.	Invesco V.I. Global Real Estate Fund – Clarion Global Real Estate Portfolio

The aggregate amount of assets in the Invesco V.I. Global Real Estate Fund as of December 31, 2012 was approximately $301.1 million, of which 11.92% will be transferred to Clarion Global Real Estate Portfolio. As of December 31, 2012, Clarion Global Real Estate Portfolio’s assets were approximately $1.6 billion. Series I and Series II shares of Invesco V.I. Global Real Estate Fund will be substituted by Class B shares of Clarion Global Real Estate Portfolio. Effective April 28, 2008, CBRE Clarion Securities LLC became the sub-adviser of Clarion Global Real Estate Portfolio. Consequently, investment performance prior to that date is attributable to the former sub-adviser and does not reflect the efforts of the Portfolio’s current sub-adviser. The performance history of Clarion Global Real Estate Portfolio’s sub-adviser’s comparable fund, ING Clarion Global Real Estate Portfolio (“Comparable Fund”), has been provided below for illustrative purposes. For the five- and ten-year periods ended December 31, 2012, the Comparable Fund’s performance exceeded that of Invesco V.I. Global Real Estate Fund’s Series I and Series II shares. For the same three-year period, the Comparable Fund’s performance exceeded that of Invesco V.I. Global Real Estate Fund’s Series II shares, and was comparable to the performance of Invesco V.I. Global Real Estate Fund’s Series I shares. The performance of the Comparable Fund was less than that of Invesco V.I. Global Real Estate Fund for Series I and Series II shares for the same one-year period.

Fund Performance as of December 31, 2012

	Invesco V.I. Global Real Estate Fund (Series I)	Invesco V.I. Global Real Estate Fund (Series II)	Clarion Global Real Estate Portfolio (Class B)	ING Clarion Global Real Estate Portfolio (Comparable Fund)
One Year	28.12%	27.85%	25.99%	26.18%
Three Years	12.07%	11.82%	11.36%	11.94%
Five Years	0.49%	0.26%	1.65%	2.21%
Ten Years	11.57%	11.32%	n/a	13.29%

As set forth below, the management fee and total operating expenses of Clarion Global Real Estate Portfolio were lower than those of Invesco V.I. Global Real Estate Fund.

Fee and Expense Data as of December 31, 2012

	Invesco V.I. Global Real Estate Fund (Series I)	Invesco V.I. Global Real Estate Fund (Series II)	Clarion Global Real Estate Portfolio (Class B)
Management Fee	0.75%	0.75%	0.60%
12b-1 Fee	0.00%	0.25%	0.25%*
Other Expenses	0.39%	0.39%	0.06%
Total Expenses	1.14%	1.39%	0.91%
Waivers	0.00%	0.00%	0.00%
Net Expenses	1.14%	1.39%	0.91%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

6.	Invesco V.I. Growth and Income Fund – Invesco Comstock Portfolio

The aggregate amount of assets in the Invesco V.I. Growth and Income Fund as of December 31, 2012 was approximately $2.0 billion, of which approximately 17.43% will be transferred to Invesco Comstock Portfolio. As of December 31, 2012, Invesco Comstock Portfolio’s assets were approximately $2.1 billion. Series I shares and Series II shares of Invesco V.I. Growth and Income Fund will be substituted by Class A shares and Class B shares, respectively, of Invesco Comstock Portfolio. The Existing Fund and the Replacement Fund share the same sub-adviser. For the one-, three- and five-year periods ended December 31, 2012, the performance of Invesco Comstock Portfolio’s Class A and Class B shares exceeded that of Invesco V.I. Growth and Income Fund’s Series I and Series II shares, respectively.

Fund Performance as of December 31, 2012

	Invesco V.I. Growth and Income Fund (Series I)	Invesco V.I. Growth and Income Fund (Series II)	Invesco Comstock Portfolio (Class A)	Invesco Comstock Portfolio (Class B)
One Year	14.63%	14.35%	18.76%	18.43%
Three Years	8.12%	7.83%	10.55%	10.25%
Five Years	1.33%	1.08%	1.94%	1.68%
Ten Years	7.47%	7.21%	n/a	n/a

As set forth below, the management fees of Invesco Comstock Portfolio are one basis point higher than those of Invesco V.I. Growth and Income Fund; however, the total operating expenses of Invesco Comstock Portfolio, before and after waivers, were lower than those of Invesco V.I. Growth and Income Fund.

Fee and Expense Data as of December 31, 2012

	Invesco V.I. Growth and Income Fund (Series I)	Invesco V.I. Growth and Income Fund (Series II)	Invesco Comstock Portfolio (Class A)		Invesco Comstock Portfolio (Class B)
Management Fee	0.56%	0.56%	0.57%		0.57%
12b-1 Fee	0.00%	0.25%	0.00%		0.25	%*
Other Expenses	0.28%	0.28%	0.03%		0.03%
Total Expenses	0.84%	1.09%	0.60%		0.85%
Waivers	0.06%**	0.06%**	0.02	%***	0.02	%***
Net Expenses	0.78%	1.03%	0.58%		0.83%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

**	Contractual waiver expiring April 30, 2014, unless extended.

***	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.650% of the first $500 million of the Portfolio’s average daily net assets, 0.600% of such assets over $500 million up to $1 billion, 0.500% of such assets over $1 billion up to $2 billion and 0.475% of such assets over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

7.	ClearBridge Variable All Cap Value Portfolio – T. Rowe Price Large Cap Value Portfolio

The aggregate amount of assets in the ClearBridge Variable All Cap Value Portfolio as of December 31, 2012 was approximately $499.0 million, of which approximately 93.12% will be transferred to T. Rowe Price Large Cap Value Portfolio. As of December 31, 2012, T. Rowe

Price Large Cap Value Portfolio’s assets were approximately $2.9 billion. Effective May 1, 2011, T. Rowe Price Associates, Inc. became the sub-adviser of T. Rowe Price Large Cap Value Portfolio. Consequently, investment performance prior to that date is attributable to the former sub-adviser and does not reflect the efforts of the Portfolio’s current sub-adviser. The performance history of T. Rowe Price Large Cap Value Portfolio’s sub-adviser’s comparable fund, T. Rowe Price Institutional Large Cap Value Fund (“Comparable Fund”), has been provided below for illustrative purposes. For the one-, three-, five- and ten-year periods ended December 31, 2012, the Comparable Fund’s performance exceeded that of the ClearBridge Variable All Cap Value Portfolio’s Class I shares.

Fund Performance as of December 31, 2012

	ClearBridge Variable All Cap Value Portfolio (Class I)	T. Rowe Price Large Cap Value Portfolio (Class E)	T. Rowe Price Institutional Large Cap Value Fund (Comparable Fund)
One Year	14.98%	18.27%	17.85%
Three Years	7.94%	10.12%	9.67%
Five Years	0.63%	0.22%	1.52%
Ten Years	6.73%	6.66%	7.67%

As set forth below, the management fee and total operating expenses of T. Rowe Price Large Cap Value Portfolio were lower than those of ClearBridge Variable All Cap Value Portfolio.

Fee and Expense Data as of December 31, 2012

	ClearBridge Variable All Cap Value Portfolio (Class I)	T. Rowe Price Large Cap Value Portfolio (Class E)
Management Fee	0.75%	0.57%
12b-1 Fee	0.00%	0.15%*
Other Expenses	0.06%	0.02%
Total Expenses	0.81%	0.74%
Waivers	0.00%	0.00%
Net Expenses	0.81%	0.74%

*	Trustees may increase the 12b-1 fee to 0.25% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

8.	UIF U.S. Real Estate Portfolio – Clarion Global Real Estate Portfolio

The aggregate amount of assets in the UIF U.S. Real Estate Portfolio as of December 31, 2012 was approximately $482.4 million, of which approximately 22.57% will be transferred to Clarion Global Real Estate Portfolio. As of December 31, 2012, Clarion Global Real Estate Portfolio’s assets were approximately $1.6 billion. Effective April 28, 2008, CBRE Clarion Securities LLC became the sub-adviser of Clarion Global Real Estate Portfolio. Consequently, investment performance prior to that date is attributable to the former sub-adviser and does not reflect the efforts of the Portfolio’s current sub-adviser. The performance history of Clarion Global Real Estate Portfolio’s sub-adviser’s comparable fund, ING Clarion Global Real Estate Portfolio (“Comparable Fund”), has been provided below for illustrative purposes. For the one- and ten-year periods ended December 31, 2012, the Comparable Fund’s performance exceeded that of UIF U.S. Real Estate Portfolio’s Class I shares. For the same three- and five-year periods, the performance of the Comparable Fund was less than that of UIF U.S. Real Estate Portfolio.

Fund Performance as of December 31, 2012

	UIF U.S. Real Estate Portfolio (Class I)	Clarion Global Real Estate Portfolio (Class B)	ING Clarion Global Real Estate Portfolio (Comparable Fund)
One Year	15.84%	25.99%	26.18%
Three Years	16.83%	11.36%	11.94%
Five Years	4.91%	1.65%	2.21%
Ten Years	12.32%	n/a	13.29%

As set forth below, the management fee and total operating expenses of Clarion Global Real Estate Portfolio were lower than those of UIF U.S. Real Estate Portfolio.

Fee and Expense Data as of December 31, 2012

	UIF U.S. Real Estate Portfolio (Class I)	Clarion Global Real Estate Portfolio (Class B)
Management Fee	0.80%	0.60%
12b-1 Fee	0.00%	0.25%*
Other Expenses	0.30%	0.06%
Total Expenses	1.10%	0.91%
Waivers	0.00%	0.00%
Net Expenses	1.10%	0.91%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

9.	Pioneer Disciplined Value VCT Portfolio – MFS® Value Portfolio

The aggregate amount of assets in the Pioneer Disciplined Value VCT Portfolio as of December 31, 2012 was approximately $208.1 million, of which approximately 6.06% will be transferred to MFS® Value Portfolio. As of December 31, 2012, MFS® Value Portfolio’s assets were approximately $2.6 billion. For the one-, three- and five-year periods ended December 31, 2012, the performance of MFS® Value Portfolio’s Class B shares exceeded that of Pioneer Disciplined Value VCT Portfolio’s Class II shares.

Fund Performance as of December 31, 2012

	Pioneer Disciplined Value VCT Portfolio (Class II)	MFS® Value Portfolio (Class B)
One Year	10.60%	16.32%
Three Years	5.20%	9.18%
Five Years	-1.89%	1.09%
Ten Years	n/a	7.68%

As set forth below, the management fee of MFS® Value Portfolio is equal to that of Pioneer Disciplined Value VCT Portfolio, and the total operating expenses of MFS® Value Portfolio, before and after waivers, were lower than those of Pioneer Disciplined Value VCT Portfolio.

Fee and Expense Data as of December 31, 2012

	Pioneer Disciplined Value VCT Portfolio (Class II)	MFS® Value Portfolio (Class B)
Management Fee	0.70%	0.70%
12b-1 Fee	0.25%	0.25	%*
Other Expenses	0.08%	0.03%
Total Expenses	1.03%	0.98%
Waivers	0.03%**	0.13	%***
Net Expenses	1.00%	0.85%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	Contractual waiver expiring May 1, 2014, unless extended.

***	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee to the annual rate of 0.650% for the first $200 million of the Portfolio’s average daily net assets, 0.625% for the next $1.3 billion and 0.500% for amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

10.	Pioneer Emerging Markets VCT Portfolio – MFS® Emerging Markets Equity Portfolio

The aggregate amount of assets in the Pioneer Emerging Markets VCT Portfolio as of December 31, 2012 was approximately $96.0 million, of which approximately 23.55% will be transferred to MFS® Emerging Markets Equity Portfolio. As of December 31, 2012, MFS® Emerging Markets Equity Portfolio’s assets were approximately $1.2 billion. For the one-, three- and five-year periods ended December 31, 2012, the performance of MFS® Emerging Markets Equity Portfolio’s Class B shares exceeded that of Pioneer Emerging Markets VCT Portfolio’s Class II shares.

Fund Performance as of December 31, 2012

	Pioneer Emerging Markets VCT Portfolio (Class II)	MFS® Emerging Markets Equity Portfolio (Class B)
One Year	11.66%	18.90%
Three Years	-0.47%	6.12%
Five Years	-6.48%	-2.13%
Ten Years	13.54%	n/a

As set forth below, the management fee and total operating expenses of MFS® Emerging Markets Equity Portfolio, before and after waivers, were lower than those of Pioneer Emerging Markets VCT Portfolio.

Fee and Expense Data as of December 31, 2012

	Pioneer Emerging Markets VCT Portfolio (Class II)	MFS® Emerging Markets Equity Portfolio (Class B)
Management Fee	1.15%	0.91%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.30%	0.16%
Acquired Expenses	0.01%	0.00%
Total Expenses	1.71%	1.32%
Waivers	0.00%	0.02%**
Net Expenses	1.71%	1.30%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

**	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee to the annual rate of 1.050% of the first $250 million of the Portfolio’s average daily net assets, 1.000% of such assets over $250 million up to $500 million, 0.800% of such assets over $500 million up to $1 billion and 0.750% of such assets over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

11.	Pioneer Equity Income VCT Portfolio – Invesco Comstock Portfolio

The aggregate amount of assets in the Pioneer Equity Income VCT Portfolio as of December 31, 2012 was approximately $168.8 million, of which approximately 10.92% will be transferred to Invesco Comstock Portfolio. As of December 31, 2012, Invesco Comstock Portfolio’s assets were approximately $2.1 billion. For the one-year period ended December 31, 2012, the performance of Invesco Comstock Portfolio’s Class B shares exceeded that of Pioneer Equity Income VCT Portfolio’s Class II shares and, for the same three- and five-year periods, the performance of Invesco Comstock Portfolio’s Class B shares was less than that of Pioneer Equity Income VCT Portfolio’s Class II shares.

Fund Performance as of December 31, 2012

	Pioneer Equity Income VCT Portfolio (Class II)	Invesco Comstock Portfolio (Class B)
One Year	9.97%	18.43%
Three Years	11.52%	10.25%
Five Years	1.89%	1.68%
Ten Years	7.28%	n/a

As set forth below, the management fee and total operating expenses of Invesco Comstock Portfolio, before and after waivers, were lower than those of Pioneer Equity Income VCT Portfolio.

Fee and Expense Data as of December 31, 2012

	Pioneer Equity Income VCT Portfolio (Class II)	Invesco Comstock Portfolio (Class B)
Management Fee	0.65%	0.57%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.10%	0.03%
Total Expenses	1.00%	0.85%
Waivers	0.00%	0.02%**
Net Expenses	1.00%	0.83%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as set forth in Section II.D.

**	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee to the annual rate of 0.650% of the first $500 million of the Portfolio’s average daily net assets, 0.600% of such assets over $500 million up to $1 billion, 0.500% of such assets over $1 billion up to $2 billion and 0.475% of such assets over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

12.	Pioneer Ibbotson Growth Allocation VCT Portfolio – MetLife Moderate to Aggressive Allocation Portfolio

The aggregate amount of assets in the Pioneer Ibbotson Growth Allocation VCT Portfolio as of December 31, 2012 was approximately $245.1 million, of which approximately 98.9% will be transferred to MetLife Moderate to Aggressive Allocation Portfolio. As of December 31, 2012, MetLife Moderate to Aggressive Allocation Portfolio’s assets were approximately $2.8 billion. For the one- and three-year periods ended December 31, 2012, the performance of the Class B shares of the MetLife Moderate to Aggressive Allocation Portfolio exceeded that of the Class II shares of the Pioneer Ibbotson Growth Allocation VCT Portfolio and, for the five-year period ended December 31, 2012, the performance of the Class B shares of the MetLife Moderate to Aggressive Allocation Portfolio was comparable to that of the Class II shares of the Pioneer Ibbotson Growth Allocation VCT Portfolio.

Fund Performance as of December 31, 2012

	Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	MetLife Moderate to Aggressive Allocation Portfolio (Class B)
One Year	11.89%	15.39%
Three Years	7.49%	8.40%
Five Years	1.35%	1.30%
Ten Years	n/a	n/a

As set forth below, the management fee and total operating expenses of MetLife Moderate to Aggressive Allocation Portfolio were lower than those of Pioneer Ibbotson Growth Allocation VCT Portfolio.

Fee and Expense Data as of December 31, 2012

	Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	MetLife Moderate to Aggressive Allocation Portfolio (Class B)
Management Fee	0.17%	0.06%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.05%	0.01%
Acquired Fund Expenses	0.84%	0.67%
Total Expenses	1.31%	0.99%
Waivers	0.00%	0.00%
Net Expenses	1.31%	0.99%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

13.	Pioneer Ibbotson Moderate Allocation VCT Portfolio – MetLife Moderate Allocation Portfolio

The aggregate amount of assets in the Pioneer Ibbotson Moderate Allocation VCT Portfolio as of December 31, 2012 was approximately $154.2 million, of which approximately 92.92% will be transferred to MetLife Moderate Allocation Portfolio. As of December 31, 2012,

MetLife Moderate Allocation Portfolio’s assets were approximately $5.0 billion. For the one-, three- and five-year periods ended December 31, 2012, the performance of the Class B shares of the MetLife Moderate Allocation Portfolio exceeded that of the Class II shares of the Pioneer Ibbotson Moderate Allocation VCT Portfolio.

Fund Performance as of December 31, 2012

	Pioneer Ibbotson Moderate Allocation VCT Portfolio (Class II)	MetLife Moderate Allocation Portfolio (Class B)
One Year	11.58%	13.24%
Three Years	7.57%	8.13%
Five Years	2.42%	2.68%
Ten Years	n/a	n/a

As set forth below, the management fee and total operating expenses of MetLife Moderate Allocation Portfolio, before and after waivers, were lower than those of Pioneer Ibbotson Moderate Allocation VCT Portfolio.

Fee and Expense Data as of December 31, 2012

	Pioneer Ibbotson Moderate Allocation VCT Portfolio (Class II)	MetLife Moderate Allocation Portfolio (Class B)
Management Fee	0.17%	0.06%
12b-1 Fee	0.25%	0.25%*
Other Expenses	0.08%	0.00%
Acquired Expenses	0.80%	0.63%
Total Expenses	1.30%	0.94%
Waivers	0.02%**	0.00%
Net Expenses	1.28%	0.94%

*	Trustees may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described in Section II.D.

**	Contractual waiver expiring May 1, 2014, unless extended.

III.	ADDITIONAL REPRESENTATIONS

By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Appendix D), each Insurance Company has notified all owners of the Contracts affected by the Substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement has advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions.12 The supplement also has advised Contract owners that for at least 30 days following the proposed Substitutions, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis.

In most cases, it is expected that the Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the Substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of a Replacement Fund will be conducted as described in Section V of this Application.

[12]	One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed Substitutions will not impose any tax liability on Contract owners. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed Substitutions are completed, Contract owners will be sent a written notice (substantially in the form attached as Appendix E) informing them that the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The written notice will also reiterate that (other than with respect to “market timing” activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed Substitutions are completed. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

Each Insurance Company also is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

The Substitution Applicants agree that for those who were Contract owners on the date of the proposed Substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed Substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund’s net operating expenses taking into account fee waivers and expense reimbursements and sub-account expenses for fiscal year 2012, except with respect to the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions.

With respect to the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions, the reimbursement agreement with respect to the Replacement Fund’s operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed Substitutions.

The Substitution Applicants further agree that, except with respect to the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions, they will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date the proposed Substitutions are completed.

IV.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section II.A.

A.	Applicable Law

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,13 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.14

[13]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[14]	See id.

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.15

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the Act.16 The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.	Basis for an Order

The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

Except with respect to the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio,

[15]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

[16]

While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

and the UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio substitutions, the Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to the Existing Fund. In the case of the DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. Global Real Estate Fund (Series I)/Clarion Global Real Estate Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio substitutions, for affected Contract owners, the Replacement Fund’s net expenses will not, for the life of the Contracts, exceed the 2012 net expenses of the Existing Fund. In addition, Contract owners with balances invested in the Replacement Fund will have, taking into effect any applicable expense waivers, a lower expense ratio.

The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that the Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s sub-adviser.

In addition to the foregoing, the Substitution Applicants generally submit that the proposed Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.17 In every proposed

[17]	See, e.g., American Family Life Insurance Company, et. al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et. al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et. al., Inv. Co. Rel. No. 30461(April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (February 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (December 31, 2012)(order). MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company

Substitution except for 4 substitutions where expense offsets will be applied to Contract owners at the separate account level, the current management fee and Rule 12b-1 fee of the Replacement Funds will be the same as, or lower than, those of the Existing Funds. Except for the DWS Capital Growth VIP/Jennsion Growth Portfolio substitution, the total operating expenses of the Replacement Funds will be lower than those of the Existing Funds (before applicable waivers), and all of the net expenses of Replacement Funds, including the Jennison Growth Portfolio, will be lower than those of the Existing Funds (after applicable waivers).

The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the substitutions. The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23, 2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (February 24, 2004) (notice); Metropolitan Life Investors USA Insurance Company, et. al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et. al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (August 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

transfer Contract or cash values into other sub-accounts. Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered each Insurance Company’s size, financial condition, relationship with MetLife, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions.

C.	Request for an Order

The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed Substitutions by the Insurance Companies.

V.	REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed Substitutions.

A.	Applicable Law

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;… (E) if such other person is an investment company, any investment adviser thereof… .

Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of the shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund’s investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.

In addition to the above, the Insurance Companies, through their separate accounts, in the aggregate, own more than 5% of the outstanding shares of the following Existing Funds: Invesco V.I. American Value Fund, Invesco V.I. Global Real Estate Fund, Invesco V.I. Growth and Income Fund, ClearBridge Variable All Cap Value Portfolio, UIF U.S. Real Estate Portfolio, Pioneer Disciplined Value VCT Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Equity Income VCT Portfolio, Pioneer Ibbotson Growth Allocation VCT Portfolio, Pioneer Ibbotson Moderate Allocation VCT Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund shares.18

Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

(3) the proposed transaction is consistent with the general purposes of the Act.

[18]	The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash. As noted in the Application, any redemptions in kind effected in connection with the Substitutions would be executed in accordance with the Signature no action letter.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (1) MIST and the MIST Replacement Funds; and (2) Met Series Fund and the Met Series Fund Replacement Funds, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each Fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitutions. The fees and charges under the Contracts will not increase because of the substitutions. Even though the Separate Accounts, the Insurance Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,19 and then adopted,20 Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the

[19]	Inv. Co. Act Rel. No. 4697 (September 8, 1966).

[20]	Inv. Co. Act Rel. No. 4604 (May 20, 1966).

securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.21

The Boards of Trustees of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

[21]	Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

2.	Consistency With the Policy of Each Investment Company Concerned

The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such Fund in a cash transaction.

3.	Consistency With the General Purposes of the Act

The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities…”. For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed Insurance Company in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.22 In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Specific Representations and Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VI.	COMMUNICATIONS

Please address all communications concerning this application and Notice and Order to:

Paul G. Cellupica

Chief Counsel - Americas

MetLife

1095 Avenue of the Americas

New York, NY 10036

and

John Chilton, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

[22]	See, e.g., American Family Life Insurance Company, et. al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et. al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et. al., Inv. Co. Rel. No. 30461(April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (February 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (December 31, 2012)(order). MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No. 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co. Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23, 2002) (notice).

VII.	AUTHORIZATIONS

Under Connecticut law and the articles of incorporation and by-laws of MetLife of CT, its business affairs are conducted by its board of directors. Under Connecticut insurance law, the business and affairs of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III and Separate Account CPPVUL1 are conducted by MetLife of CT. Under New York law and the articles of incorporation and by-laws of First MetLife Investors, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account One are conducted by First MetLife Investors. Under Delaware law and the articles of incorporation and by-laws of MetLife Investors USA, its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Separate Account A are conducted by MetLife Investors USA. Under New York law and the articles of incorporation and by-laws of MetLife, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account UL, Separate Account II and Separate Account Twenty-Seven are conducted by MetLife. Under Delaware law and the Declaration of Trust and By-laws of MIST, its business affairs are conducted by its board of trustees. Under Delaware law and the Declaration of Trust and By-laws of Met Series Fund, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of MetLife of CT, First MetLife Investors and MetLife Investors USA for the Separate Accounts, the board of trustees of Met Series Fund, and the board of trustees of MIST authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Appendix F. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.	CONCLUSION

For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the Act.

MetLife Insurance Company of Connecticut has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 30th day of September, 2013.

METLIFE INSURANCE COMPANY OF CONNECTICUT
METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
METLIFE OF CT FUND UL III FOR VARIABLE LIFE INSURANCE
METLIFE OF CT SEPARATE ACCOUNT CPPVUL1
By: MetLife Insurance Company of Connecticut

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

First MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the Commonwealth of Massachusetts on the 30th day of September, 2013.

FIRST METLIFE INVESTORS INSURANCE COMPANY
FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
By: First MetLife Investors Insurance Company

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

MetLife Investors USA Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the Commonwealth of Massachusetts on the 30th day of September, 2013.

METLIFE INVESTORS USA INSURANCE COMPANY
METLIFE INVESTORS USA SEPARATE ACCOUNT A
By: MetLife Investors USA Insurance Company

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

Metropolitan Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 30th day of September, 2013.

METROPOLITAN LIFE INSURANCE COMPANY
METROPOLITAN LIFE SEPARATE ACCOUNT UL
METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
By: Metropolitan Life Insurance Company

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President and Actuary

Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 30th day of September, 2013.

MET INVESTORS SERIES TRUST

By:	/s/ Alan C. Leland, Jr.
Name: Alan C. Leland, Jr.
Title: Vice President

Metropolitan Series Fund has authorized this Application to be duly signed on its behalf in the State of New York on the 30th day of September, 2013.

METROPOLITAN SERIES FUND

By:	/s/ Alan C. Leland, Jr.
Name: Alan C. Leland, Jr.
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 30th day of September, 2013, for and on behalf of:

MetLife Insurance Company of Connecticut

MetLife of CT Separate Account Eleven for Variable Annuities

MetLife of CT Separate Account QPN for Variable Annuities

MetLife of CT Fund UL for Variable Life Insurance

MetLife of CT Fund UL III for Variable Life Insurance

MetLife of CT Separate Account CPPVUL1;

that he is Vice President of MetLife Insurance Company of Connecticut; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 30th day of September, 2013, for and on behalf of:

First MetLife Investors Insurance Company

First MetLife Investors Variable Annuity Account One;

that he is Vice President of First MetLife Investors Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 30th day of September, 2013, for and on behalf of:

MetLife Investors USA Insurance Company

MetLife Investors USA Separate Account A;

that he is Vice President of MetLife Investors USA Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 30th day of September, 2013, for and on behalf of:

Metropolitan Life Insurance Company

Metropolitan Life Separate Account UL

Metropolitan Life Variable Annuity Separate Account II

Security Equity Separate Account Twenty-Seven;

that he is Vice President and Actuary of Metropolitan Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Robert L. Staffier, Jr.
Name: Robert L. Staffier, Jr.
Title: Vice President and Actuary

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 30th day of September, 2013, for and on behalf of:

Met Investors Series Trust

Metropolitan Series Fund;

that he is Vice President of Metropolitan Series Fund and Met Investors Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Alan C. Leland, Jr.
Name: Alan C. Leland, Jr.
Title: Vice President

APPENDIX A

Glossary of Investment Risks

Active Trading Risk. The Fund engages in frequent trading of portfolio securities. Active trading results in added expenses and may result in a lower return.

Allocation Risk. The subadviser’s evaluation of asset classes and market sectors in developing an allocation model, and its selection and weighting of underlying funds within the allocation model, may prove to be incorrect. To the extent that the portfolio invests a significant percentage of its assets in any one underlying fund, the portfolio will be subject to a greater degree to the risks particular to that underlying fund, and may experience greater volatility as a result.

Asset Allocation Risk. The Portfolio’s ability to achieve its investment objective depends upon MetLife Advisers’ analysis of various factors and MetLife Advisers’ ability to select an appropriate mix of asset classes based on its analysis of such factors. The particular asset allocation selected for the Portfolio may not perform as well as other asset allocations that could have been selected for the Portfolio. The Portfolio may experience losses or poor relative performance if MetLife Advisers allocates a significant portion of the Portfolio’s assets to an asset class that does not perform as MetLife Advisers anticipated, including relative to other asset classes. The Portfolio may underperform funds that allocate their assets differently than the Portfolio.

Asset Class Variation Risk. The underlying funds invest principally in the securities constituting their asset class (i.e., equity or fixed income). However, under normal market conditions, an underlying fund may vary the percentage of its assets in these securities (subject to any applicable regulatory requirements). Depending upon the percentage of securities in a particular asset class held by the underlying funds at any given time, and the percentage of the portfolio’s assets invested in various underlying funds, the portfolio’s actual exposure to the securities in a particular asset class may vary substantially from its target asset allocation for that asset class.

Call Risk. If interest rates fall, it is possible that issuers of debt securities with high interest rates will prepay or call their securities before their maturity dates. In this event, the proceeds from the called securities would likely be reinvested by the Fund in securities bearing the new, lower interest rates, resulting in a possible decline in the Fund’s income and distributions to shareholders.

Cash Management Risk. The value of the investments held by the portfolio for cash management or temporary defensive purposes may be affected by changing interest rates and by changes in credit ratings of the investments. To the extent that the portfolio has any uninvested cash, the portfolio would be subject to risk with respect to the depository institution holding the cash. If the portfolio holds cash uninvested, the portfolio will not earn income on the cash and the portfolio’s yield will go down. During such periods, it may be more difficult for the portfolio to achieve its investment objectives.

Commodity Investments Risk. Certain underlying funds may invest directly or indirectly in commodities. Exposure to the commodities markets may subject the fund to greater volatility

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than investments in other securities. The value of commodity-linked derivatives may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. Commodity-related investments may be more volatile than the underlying commodities.

Concentration Risk. To the extent the Fund invests a greater amount in any one sector or industry, the Fund’s performance will depend to a greater extent on the overall condition of the sector or industry, and there is increased risk to the Fund if conditions adversely affect that sector or industry.

Convertible Securities Risk. The Fund may own convertible securities, the value of which may be affected by market interest rates, the risk that the issuer will default, the value of the underlying stock or the right of the issuer to buy back the convertible securities.

Counterparty Risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

Credit Risk. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in a payment default, security downgrade or inability to meet a financial obligation. Credit risk is greater for lower-rated securities. Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news or even the expectation of bad news, than investment-grade debt securities.

Credit and Counterparty Risk. The value of the Portfolio’s investments may be adversely affected if a security’s credit rating is downgraded; an issuer of an investment held by the Portfolio fails to pay an obligation on a timely basis, otherwise defaults or is perceived by other investors to be less creditworthy; or a counterparty to a derivatives or other transaction with the Portfolio files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Portfolio.

Credit Default Swap Risk. Credit default swap contracts, a type of derivative instrument, involve special risks and may result in losses to the portfolio. Credit default swaps may in some cases be illiquid, and they increase credit risk since the portfolio has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap. Swaps may be difficult to unwind or terminate. The swap market could be disrupted or limited as a result of recent legislation, and these changes could adversely affect the portfolio.

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Currency Risk. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls and speculation.

Debt Securities Risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities; they may also be more difficult to value. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Depositary Receipts Risk. Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities.

Derivatives Risk. Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

Developing/Emerging Markets Securities Risk. The prices of securities issued by foreign companies and governments located in developing/emerging markets countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments, the introduction of capital controls, withholding taxes, nationalization of private assets, expropriation, social unrest, war or lack of timely information than those in developed countries.

Dividend-Paying Stock Risk. The fund’s emphasis on dividend-paying stocks involves the risk that such stocks may fall out of favor with investors and underperform the market. Also, a company may reduce or eliminate its dividend.

Emerging Markets Risk. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

Equity Securities Risk. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities fluctuate, and sometimes widely fluctuate, in

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response to activities specific to the issuer of the security as well as factors unrelated to the fundamental condition of the issuer, including general market, economic and political conditions. To the extent that the Portfolio invests in convertible securities, and the convertible security’s investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

ETF Risks. Because the portfolio may invest a portion of its assets in ETFs, its ability to achieve its investment objective may depend on the performance of the ETFs in which it invests. The portfolio is indirectly subject to all of the risks associated with an investment in the ETFs. There can be no assurance that the investment objective of any ETF will be achieved. In addition, the portfolio will bear a pro rata portion of the operating expenses of the ETFs in which it invests, and it is subject to business and regulatory developments affecting the ETFs.

Expense Risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Extension Risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration (the estimated period until the security is paid in full) and reduce the value of the security.

Focused Investment Risk. Substantial investments in a particular market, industry, group of industries, country, region, group of countries, asset class or sector make the Portfolio’s performance more susceptible to any single economic, market, political or regulatory occurrence affecting that particular market, industry, group of industries, country, region, group of countries, asset class or sector than a portfolio that invests more broadly.

Foreign Investment Risk. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

Foreign Investments Risk. The fund’s investments in securities of foreign issuers or issuers with significant exposure to foreign markets involve additional risk. Foreign countries in which the fund may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the fund’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable

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government actions, and political or financial instability. Lack of information may also affect the value of these securities. The risks of foreign investments are heightened when investing in issuers in emerging market countries.

Foreign Securities Risk. The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Forward Commitment, When-Issued and Delayed Delivery Securities Risk. Investments in forward commitments and when-issued and delayed delivery securities are subject to the risk that the value or yield of the securities the Portfolio is obligated to purchase may decline below the agreed upon purchase price or expected yield before the securities are actually issued or delivered. These investments may create a form of investment leverage, which may increase the Portfolio’s volatility and may require the Portfolio to liquidate portfolio securities when it may not be advantageous to do so.

Forward Foreign Currency Transactions Risk. To the extent that the portfolio enters into forward foreign currency transactions, it may not fully benefit from or may lose money on the transactions if changes in currency rates do not occur as anticipated or do not correspond accurately to changes in the value of the portfolio’s holdings, or if the counterparty defaults. Such transactions may also prevent the portfolio from realizing profits on favorable movements in exchange rates. Risk of counterparty default is greater for counterparties located in emerging markets. The portfolio’s ability to use forward foreign currency transactions successfully depends on a number of factors, including the forward foreign currency transactions being available at prices that are not too costly, the availability of liquid markets, and the adviser’s judgment regarding the direction of changes in currency exchange rates.

Fund of Funds Structure and Layering of Fees. Each of the underlying funds has its own investment risks that can affect the value of the underlying funds’ shares and therefore the net asset value of the portfolio. In addition to the portfolio’s operating expenses, the portfolio indirectly pays a portion of the expenses incurred by the underlying funds. Consequently, an investment in the portfolio entails more direct and indirect expenses than a direct investment in the underlying funds. Also, one underlying fund may buy the same security that another underlying fund is selling. You would indirectly bear the costs of both trades without achieving any investment purpose. These transactions may also generate taxable gains. If you are a taxable shareholder, you may receive taxable distributions consisting of gains from transactions by the underlying funds as well as gains from the portfolio’s transactions in shares of the underlying funds.

Geographic Focus Risk. To the extent that the portfolio invests from time to time more than 25% of its assets in issuers organized or located in a particular geographic region, the portfolio may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those regions.

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Growth Investing Risk. As a category, growth stocks may underperform value stocks (and the stock market as a whole) over any period of time. Because the prices of growth stocks are based largely on the expectation of future earnings, growth stock prices can decline rapidly and significantly in reaction to negative news about such factors as earnings, the economy, political developments, or other news.

Growth Style Risk. The portfolio’s investments may not have the growth potential originally expected. Growth stocks may fall out of favor with investors and underperform the overall equity market.

High Yield Bond (Junk Bond) Risk. Junk bonds involve a greater risk of default or price changes due to changes in the credit quality of the issuer. The values of junk bonds fluctuate more than those of high-quality bonds in response to company, political, regulatory or economic developments. Values of junk bonds can decline significantly over short periods of time.

High Yield Debt Security Risk. High yield debt securities, or “junk” bonds, may be more susceptible to market risk and credit and counterparty risk than investment grade debt securities because issuers of high yield debt securities are less secure financially and their securities are more sensitive to downturns in the economy. In addition, the secondary market for high yield debt securities may not be as liquid as that for more highly rated debt securities.

High Yield or “Junk” Bond Risk. Debt securities that are below investment grade, called “junk bonds,” are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments.

Income Risk. The income you receive from the Fund is based primarily on prevailing interest rates, which can vary widely over the short- and long-term. If interest rates drop, your income from the Fund may drop as well.

Inflation-Linked Security Risk. The principal or interest of inflation-linked securities such as TIPS is adjusted periodically to a specified rate of inflation. The inflation index used may not accurately measure the real rate of inflation. Inflation-linked securities may lose value in the event that the actual rate of inflation is different than the rate of the inflation index.

Interest Rate Risk. When interest rates rise, prices of debt securities generally decline. The longer the duration of the fund’s debt securities, the more sensitive it will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

Investment Company and Exchange Traded Fund Risk. An investment in an investment company or exchange-traded fund, or ETF, involves substantially the same risks as investing directly in the underlying securities. An investment company or ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Portfolio’s performance. The Portfolio must pay its pro rata portion of an investment company’s or ETF’s fees and expenses. Shares of a closed-end investment company or ETF may trade at a premium or discount to the net asset value of its portfolio securities.

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Investment Style Risk. Different investment styles such as growth or value tend to shift in and out of favor, depending on market and economic conditions as well as investor sentiment. An Underlying Portfolio may outperform or underperform other funds that employ a different investment style.

Issuer Risk. The value of a security can go up or down more than the market as a whole and can perform differently from the value of the market as a whole, often due to disappointing earnings reports by the issuer, unsuccessful products or services, loss of major customers, major litigation against the issuer or changes in government regulations affecting the issuer or the competitive environment. The fund may experience a substantial or complete loss on an individual security. Historically, the prices of securities of small and medium capitalization companies have generally gone up or down more than those of large capitalization companies, although even large capitalization companies may fall out of favor with investors.

Issuer Focus Risk. The portfolio may invest in fewer than 40 securities and, as a result, the portfolio’s performance may be more volatile than the performance of funds holding more securities.

Large Capitalization Company Risk. Large capitalization companies may fall out of favor with investors.

Leveraging Risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets or creates investment risk with respect to a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Liquidity Risk. In certain situations, it may be difficult or impossible to sell an investment in an orderly fashion at an acceptable price.

Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

Market Risk. The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large, medium or small) carries the risk that due to current market conditions that category may be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or attain the high growth rate of successful smaller

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companies. Stocks of smaller companies may be more volatile than those of larger companies due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about small capitalization companies, and their stocks may have a more limited trading market than stocks of larger companies.

Market Segment Risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Mid-Capitalization Risk. Stocks of mid-sized companies tend to be more vulnerable to adverse developments in the above factors and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

Medium-Sized Company Risk. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

Mortgage- and Asset-Backed Securities Risk. The Fund may invest in mortgage- and asset-backed securities that are subject to prepayment or call risk, which is the risk that the borrower’s payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. Faster prepayments often happen when interest rates are falling. As a result, the Fund may reinvest these early payments at lower interest rates, thereby reducing the Fund’s income. Conversely, when interest rates rise, prepayments may happen more slowly, causing the security to lengthen in duration. Longer duration securities tend to be more volatile. Securities may be prepaid at a price less than the original purchase value. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage-backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.

Mortgage-Backed and Asset-Backed Securities Risk. The value of investments in mortgage-backed and asset-backed securities is subject to interest rate risk and credit risk. These securities are also subject to the risk that issuers will prepay the principal more quickly or more slowly than expected, which could cause an Underlying Portfolio to invest the proceeds in less attractive investments or increase the volatility of their prices. To the extent mortgage-backed and asset-backed securities held by an Underlying Portfolio are backed by lower rated securities, such as sub-prime obligations, or are subordinated to other interests in the same mortgage or asset pool, the likelihood of an Underlying Portfolio receiving payments of principal or interest may be substantially limited.

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Mortgage-Related and Asset-Backed Securities Risk. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Additionally, during such periods and also under normal conditions, these securities are also subject to prepayment and call risk. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Non-Diversification Risk. Because the Portfolio is non-diversified, it may be more susceptible to an adverse event affecting a portfolio investment than a diversified portfolio and a decline in the value of that instrument would cause the Portfolio’s overall value to decline to a greater degree.

Portfolio Selection Risk. The value of your investment may decrease if the subadviser’s judgment about the attractiveness, value or market trends affecting a particular security, industry or sector or about market movements is incorrect.

Portfolio Turnover Risk. If the portfolio does a lot of trading, it may incur additional operating expenses, which would reduce performance. A higher level of portfolio turnover may also cause taxable shareowners to incur a higher level of taxable income or capital gains.

Preferred Securities Risk. Preferred securities may include provisions that permit the issuer, in its discretion, to defer or omit distributions for a certain period of time. If the Fund owns a security that is deferring or omitting its distributions, the Fund may be required to report the distribution on its tax returns, even though it may not have received this income. Further, preferred securities may lose substantial value due to the omission or deferment of dividend payments.

Preferred Stocks Risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

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Prepayment or Call Risk. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Pricing Risk. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different than the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

REIT Risk/Real Estate Risk. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Real estate companies, including REITs or similar structures, tend to be small and mid cap companies, and their shares may be more volatile and less liquid. The value of investments in real estate related companies may be affected by the quality of management, the ability to repay loans, the utilization of leverage and financial covenants related thereto, whether the company carries adequate insurance and environmental factors. If a real estate related company defaults, the Fund may own real estate directly, which involves the following additional risks: environmental liabilities, difficulty in valuing and selling the real estate, and economic or regulatory changes.

REITs and Real Estate Operating Companies (REOCs) Risk. Investing in REITs and REOCs exposes investors to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which REITs and REOCs are organized and operated. Operating REITs requires specialized management skills and the Portfolio indirectly bears management expenses along with the direct expenses of the Portfolio. REITs are also subject to certain provisions under federal tax law and the failure of a company to qualify as a REIT could have adverse consequences for the Portfolio.

Real Estate Investment Risk. Investments in real estate investment trusts and other real estate related securities may be adversely impacted by the performance of the real estate market generally or that of a particular sub-sector or geographic region.

Regional Focus Risk. Focusing investments in a single country or few countries, or regions, involves increased currency, political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.

Risks of Equity Investments. Equity funds invest primarily in equity securities (such as stocks), which are more volatile and carry more risks than some other forms of investment.

Risks of Fixed Income Investments. Fixed income funds primarily invest in debt securities, such as government securities, investment grade corporate securities, junk bonds, mortgage-backed securities, asset-backed securities, and money market securities. The value of your investment in the portfolio will change as the value of investments of the underlying funds increases and decreases.

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Risk of Increase in Expenses. Your actual costs of investing in the fund may be higher than the expenses shown in “Annual fund operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if a fee limitation is changed or terminated or if average net assets decrease. Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.

Risks of Initial Public Offerings. Companies involved in initial public offering (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. Further, stocks of newly-public companies may decline shortly after the IPO. There is no assurance that the portfolio will have access to IPOs. The purchase of IPO shares may involve high transaction costs.

Risk of Inverse Floating Rate Obligations. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Risk of Investing in Event-Linked Bonds. The return of principal and the payment of interest on “event-linked” bonds are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the portfolio may lose a portion or all of its accrued interest and/or principal invested in such event-linked bond. In addition to the specified trigger events, event-linked bonds may expose the portfolio to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.

Risk of Investing in Floating Rate Loans. Floating rate loans and similar investments may be illiquid or less liquid than other investments. The value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the issuer’s obligations or may be difficult to liquidate. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. Any secondary market may be subject to irregular trading activity and extended trade settlement periods.

Risks of Investments in REITs. Investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

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Risks of Non-U.S. Investments. Investing in non-U.S. issuers or issuers with significant exposure to foreign markets may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Emerging markets issuers may be located in parts of the world that have historically been prone to natural disasters.

Risk of Subordinated Securities. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

Risks of Zero Coupon Bonds and Payment In Kind Securities. Zero coupon bonds and payment in kind securities may be more speculative and may fluctuate more in value than securities which pay income periodically and in cash. In addition, although the fund receives no periodic cash payments on such securities the fund is deemed for tax purposes to receive income from such securities, which applicable tax rules require the portfolio to distribute to shareholders. Such distributions may be taxable when distributed to taxable shareholders.

Securities Lending Risk. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

Security Selection Risk. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

Short Sales Risk. Short sales may cause the Fund to repurchase a security at a higher price, causing a loss. As there is no limit on how much the price of the security can increase, the Fund’s exposure is unlimited.

Small Company Risk. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

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Small and Medium Capitalization Company Risk. The fund will be exposed to additional risks as a result of its investments in the securities of small and medium capitalization companies. Small and medium capitalization companies may fall out of favor with investors; may have limited product lines, operating histories, markets or financial resources; or may be dependent upon a limited management group. The prices of securities of small and medium capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions, including those experienced during a recession. Securities of small and medium capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small- and Mid-Capitalization Risks. Stocks of small- and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small- and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

Small and Mid-Size Companies Risk. Compared to large companies, small- and mid-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

Stock Market Risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. To the extent that the fund invests in a particular geographic region or market sector, performance will be affected by that region’s general performance.

Stock Market and Equity Securities Risk. The securities markets are volatile and the market prices of the fund’s securities may decline generally. Securities fluctuate in price based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the securities owned by the fund fall, the value of your investment in the fund will decline. The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities of issuers worldwide. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. The withdrawal of this support, failure of efforts to respond to the crisis, or investor perception that such efforts are not succeeding could also negatively affect

13.

financial markets generally as well as the value and liquidity of certain securities. In addition, policy and legislative changes in the United States and in other countries are changing many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Underlying Portfolio Risk. The investment performance of a Portfolio that invests all or substantially all of its assets in Underlying Portfolios may be adversely affected if the Underlying Portfolios are unable to meet their investment objectives or the Portfolio allocates a significant portion of its assets to an Underlying Portfolio that performs poorly, including relative to other Underlying Portfolios. Any Underlying Portfolio may have multiple asset class exposures and such exposures may change over time. In addition, the Portfolio bears its pro-rata portion of the operating expenses of the Underlying Portfolios in which it invests.

U.S. Government Agency Obligations Risk. The portfolio invests in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLBs), although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac in the past, there can be no assurance that it will support these or other government-sponsored entities in the future.

U.S. Government Obligations Risk. The Fund may invest in obligations issued by U.S. Government agencies and instrumentalities that may receive varying levels of support from the government, which could affect the Fund’s ability to recover should they default.

Value Investing Style Risk. The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market. Value stocks also may decline in price, even though in theory they are already underpriced.

Value Investing Risk. The value approach to investing involves the risk that stocks may remain undervalued. Value stocks may underperform the overall equity market while the market concentrates on growth stocks. Although the fund will not concentrate its investments in any one industry or industry group, it may, like many value funds, weight its investments toward certain industries, thus increasing its exposure to factors adversely affecting issuers within those industries.

Value Style Risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

14.

Warrants Risk. A warrant gives the portfolio the right to buy stock. If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the portfolio loses any amount it paid for the warrant. Thus, investments in warrants may involve substantially more risk than investments in common stock. Warrants may trade in the same markets as their underlying stock; however, the price of the warrant does not necessarily move with the price of the underlying stock.

15.

APPENDIX B

List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
1. DWS Capital Growth VIP	Deutsche Investment Management Americas Inc.	N/A	Jennison Growth Portfolio	MetLife Advisers, LLC	Jennison Associates LLC

2. DWS Global Growth VIP	Deutsche Investment Management Americas Inc.	N/A	Oppenheimer Global Equity Portfolio	MetLife Advisers, LLC	OppenheimerFunds, Inc.

3. Invesco V.I. American Franchise Fund	Invesco Advisers, Inc.	N/A	T. Rowe Price Large Cap Growth Portfolio	MetLife Advisers, LLC	T. Rowe Price Associates, Inc.

4. Invesco V.I. American Value Fund	Invesco Advisers, Inc.	N/A	Invesco Mid Cap Value Portfolio	MetLife Advisers, LLC	Invesco Advisers, Inc. (Effective October 1, 2013).

5. Invesco V.I. Global Real Estate Fund	Invesco Advisers, Inc.	Invesco Asset Management Limited	Clarion Global Real Estate Portfolio	MetLife Advisers, LLC	CBRE Clarion Securities LLC

6. Invesco V.I. Growth and Income Fund	Invesco Advisers, Inc.	N/A	Invesco Comstock Portfolio	MetLife Advisers, LLC	Invesco Advisers, Inc.

7. ClearBridge Variable All Cap Value Portfolio	Legg Mason Partners Fund Advisor, LLC	ClearBridge Investments, LLC	T. Rowe Price Large Cap Value Portfolio	MetLife Advisers, LLC	T. Rowe Price Associates, Inc.

8. UIF U.S. Real Estate Portfolio	Morgan Stanley Investment Management Inc.	N/A	Clarion Global Real Estate Portfolio	MetLife Advisers, LLC	CBRE Clarion Securities LLC

9. Pioneer Disciplined Value VCT Portfolio	Pioneer Investment Management, Inc.	N/A	MFS® Value Portfolio	MetLife Advisers, LLC	Massachusetts Financial Services Company

10. Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	N/A	MFS® Emerging Markets Equity Portfolio	MetLife Advisers, LLC	Massachusetts Financial Services Company

11. Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	N/A	Invesco Comstock Portfolio	MetLife Advisers, LLC	Invesco Advisers, Inc.

12. Pioneer Ibbotson Growth Allocation VCT Portfolio	Pioneer Investment Management, Inc.	Ibbotson Associates, Inc.	MetLife Moderate to Aggressive Allocation Portfolio	MetLife Advisers, LLC	N/A

13. Pioneer Ibbotson Moderate Allocation VCT Portfolio	Pioneer Investment Management, Inc.	Ibbotson Associates, Inc.	MetLife Moderate Allocation Portfolio	MetLife Advisers, LLC	N/A

1

APPENDIX C

Advisory Fee Schedules

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #1	DWS Capital Growth VIP – Class B1	First $250 million	0.390%
		Next $750 million	0.365%
	Into	Over $750 million	0.340%

	Jennison Growth Portfolio – Class B2	First $200 million	0.700%
		Next $300 million	0.650%
		Next $1.5 billion	0.600%
		Over $2 billion	0.550%

Substitution #2	DWS Global Growth VIP – Class B3	First $250 million	0.915%
		Next $500 million	0.865%
		Next $750 million	0.815%
	Into	Next $1.5 billion	0.765%
		Over $3 billion	0.715%

	Oppenheimer Global Equity Portfolio – Class B4	First $100 million	0.700%
		Next $150 million	0.680%
		Next $250 million	0.670%
		Next $250 million	0.660%
		Over $750 million	0.650%

[1]	The Advisor has contractually agreed through September 30, 2013 to waive and/or reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses at 1.08% (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) for Class B. The agreement may only be terminated with the consent of the fund’s Board.

[2]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $300 million of the Portfolio’s average daily net assets, 0.60% for the next $200 million, 0.55% for the next $500 million, 0.50% for the next $1 billion and 0.47% for amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

[3]	The Advisor has contractually agreed through September 30, 2013 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses at 1.25% and, for the period from October 1, 2013 through April 30, 2014, at a ratio no higher than 1.39% (in each instance, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) for Class B shares. These agreements may only be terminated with the consent of the fund’s Board.

[4]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.700% of the first $100 million of the Portfolio’s average daily net assets, 0.680% of such assets over $100 million up to $250 million, 0.670% of such assets over $250 million up to $462.5 million, 0.630% of such assets over $462.5 million up to $550 million, 0.590% of such assets over $550 million up to $1.05 billion and 0.565% of such assets over $1.05 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

1.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #3	Invesco V.I. American Franchise Fund – Series I5	First $250 million	0.695%
	Invesco V.I. American Franchise Fund – Series II	Next $250 million	0.67%
		Next $500 million	0.645%
		Next $550 million	0.62%
	Into	Next $3.45 billion	0.60%
		Next $250 million	0.595%
		Next $2.25 billion	0.57%
		Next $2.5 billion	0.545%
		Over $10 billion	0.52%

	T. Rowe Price Large Cap Growth Portfolio – Class A6	First $50 million	0.650%
	T. Rowe Price Large Cap Growth Portfolio – Class B	Over $50 million	0.600%

[5]	The Adviser has contractually agreed, through at least June 30, 2014, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series I shares to 0.90% and Series II shares to 1.15%, of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2014.

[6]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the following annual rates: if the Portfolio’s average daily net assets are equal to or less than $1 billion, 0.635% for the first $50 million of the Portfolio’s average daily net assets and 0.60% for amounts over $50 million; if the Portfolio’s average daily net assets exceed $1 billion, 0.62% for the first $50 million of the Portfolio’s average daily net assets, 0.60% for the next $50 million, 0.59% for the next $1.4 billion and 0.575% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

2.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #4	Invesco V.I. American Value Fund – Series II	First $1 billion	0.72%
		Over $1 billion	0.65%

	Into

	Invesco Mid Cap Value Portfolio – Class B7	For Assets above $750 million:

		First $1.4 billion	0.625%
		Over $1.4 billion	0.600%

		For Assets below $750 million:

		First $200 million	0.700%
		Next $300 million	0.650%
		Over $500 million	0.600%

Substitution #5	Invesco V.I. Global Real Estate Fund – Series I8	First $250 million	0.75%
	Invesco V.I. Global Real Estate Fund – Series II	Next $250 million	0.74%
		Next $500 million	0.73%
		Next $1.5 billion	0.72%
	Into	Next $2.5 billion	0.71%
		Next $2.5 billion	0.70%
		Next $2.5 billion	0.69%
		Over $10 billion	0.68%

	Clarion Global Real Estate Portfolio – Class B	First $200 million	0.700%
		Next $550 million	0.650%
		Over $750 million	0.550%

In addition, effective February 17, 2005, MetLife Advisers, LLC has voluntarily agreed to waive its investment advisory fee by the amount waived by the Portfolio’s subadviser pursuant to a voluntary subadvisory fee waiver. This voluntary advisory fee waiver is dependent on the satisfaction of certain conditions and may be terminated by MetLife Advisers at any time

[7]	Provided the Portfolio’s daily net assets are between $750 million and $1.4 billion, MetLife Advisers LLC has contractually agreed, for the period October 1, 2013 through April 30, 2015, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.625% of the first $1.4 billion of the Portfolio’s average daily net assets and 0.600% of such assets over $1.4 billion. This arrangement may be modified or discontinued prior to April 30, 2015, only with the approval of the Board of Trustees of the Portfolio.

[8]	The Adviser has contractually agreed, through at least June 30, 2014, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 2.00% and Series II shares to 2.25%, of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2014.

3.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #6	Invesco V.I. Growth and Income Fund – Series I9	First $500 million	0.60%
	Invesco V.I. Growth and Income Fund – Series II	Over $500 million	0.55%

	Into

	Invesco Comstock Portfolio – Class A10	First $500 million	0.650%
	Invesco Comstock Portfolio – Class B	Next $500 million	0.600%
		Over $1 billion	0.525%
Substitution #7	ClearBridge Variable All Cap Value Portfolio – Class I11	First $1.5 billion	0.750%
		Next $0.5 billion	0.700%
		Next $0.5 billion	0.650%
		Next $1 billion	0.600%
	Into	Over $3.5 billion	0.500%

	T. Rowe Price Large Cap Value Portfolio – Class E12	0.570% of all assets

[9]	The Adviser has contractually agreed, through at least April 30, 2014, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series I shares to 0.78% and Series II shares to 1.03%, of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless the Board of Trustees and Invesco mutually agree to amend or continue the fee waiver agreement, it will terminate on April 30, 2014.

[10]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.650% of the first $500 million of the Portfolio’s average daily net assets, 0.600% of such assets over $500 million up to $1 billion, 0.500% of such assets over $1 billion up to $2 billion and 0.475% of such assets over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

[11]	The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed 1.00% for Class I shares, subject to recapture as described below. This arrangement is expected to continue until December 31, 2014, may be terminated prior to that date by agreement of the manager and the Board, and may be terminated at any time after that date by the manager. This arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived and/or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limit described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limit described above or any other lower limit then in effect.

[12]	Effective February 17, 2005, MetLife Advisers, LLC has voluntarily agreed to waive its investment advisory fee by the amount waived by the Portfolio’s subadviser pursuant to a voluntary subadvisory fee waiver. This voluntary advisory fee waiver is dependent on the satisfaction of certain conditions and may be terminated by MetLife Advisers at any time.

4.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #8	UIF U.S. Real Estate Portfolio – Class I13	First $500 million	0.80%
		Next $500 million	0.75%
	Into	Over $1 billion	0.70%

	Clarion Global Real Estate Portfolio – Class B	First $200 million	0.700%
		Next $550 million	0.650%
		Over $750 million	0.550%

Substitution #9	Pioneer Disciplined Value VCT Portfolio – Class II14	0.70% of all assets

	Into

	MFS® Value Portfolio – Class B15	First $250 million	0.750%
		Next $2.25 billion	0.700%
		Next $2.5 billion	0.675%
		Over $5 billion	0.650%

Substitution #10	Pioneer Emerging Markets VCT Portfolio – Class II	1.15% of all assets

	Into

	MFS® Emerging Markets Equity Portfolio – Class B16	First $250 million	1.050%
		Next $250 million	1.000%
		Next $500 million	0.850%
		Over $1 billion	0.750%

[13]	The Adviser has agreed to reduce its advisory fee and/or reimburse the Portfolio, if necessary, if such fees would cause the total annual operating expenses of the Portfolio to exceed 1.10% of average daily net assets. In determining the actual amount of fee waiver and/or expense reimbursement for the Portfolio, if any, the Adviser excludes from annual operating expenses certain investment related expenses, taxes, interest and other extraordinary expenses (including litigation). The fee waivers and/or expense reimbursements for the Portfolio will continue for at least one year or until such time as the Fund’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.

[14]	The portfolio’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all portfolio expenses other than extraordinary expenses, such as litigation, taxes and brokerage commissions) to the extent required to reduce expenses to 1.00% of the average daily net assets attributable to Class II shares. This expense limitation is in effect through May 1, 2014. There can be no assurance that the adviser will extend the expense limitation beyond such time. While in effect, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees.

[15]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to 0.65% for the first $200 million of the Portfolio’s average daily net assets, 0.625% for the next $1.3 billion and 0.50% for amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

[16]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 1.050% of the first $250 million of the Portfolio’s average daily net assets, 1.000% of such assets over $250 million up to $500 million, 0.800% of such assets over $500 million up to $1 billion and 0.750% of such assets over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

5.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #11	Pioneer Equity Income VCT Portfolio – Class II	First $1 billion	0.65%
		Over $1 billion	0.60%

	Into

	Invesco Comstock Portfolio – Class B17	First $500 million	0.650%
		Next $500 million	0.600%
		Over $1 billion	0.525%

Substitution #12	Pioneer Ibbotson Growth Allocation VCT Portfolio – Class II18	Investments in Underlying Funds Managed by Pioneer (and cash)

		First $2.5 billion	0.13%
		Next $1.5 billion	0.11%
		Next $1.5 billion	0.10%
		Over $5.5 billion	0.08%

	Into	Other Investments

		First $2.5 billion	0.17%
		Next $1.5 billion	0.14%
		Next $1.5 billion	0.12%
		Next $1.5 billion	0.10%
		Over $7 billion	0.09%

	MetLife Moderate to Aggressive Allocation Portfolio – Class B	First $500 million	0.100%
		Next $500 million	0.075%
		Over $1 billion	0.050%

[17]	MetLife Advisers, LLC has contractually agreed, for the period April 29, 2013 through April 30, 2014, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.650% of the first $500 million of the Portfolio’s average daily net assets, 0.600% of such assets over $500 million up to $1 billion, 0.500% of such assets over $1 billion up to $2 billion and 0.475% of such assets over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2014, only with the approval of the Board of Trustees of the Portfolio.

[18]	The portfolio’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all portfolio expenses other than extraordinary expenses, such as litigation, taxes and brokerage commissions) to the extent required to reduce portfolio expenses to 0.48% of the average daily net assets attributable to Class II shares. Acquired fund fees and expenses are not included in the expense limitation noted above. This expense limitation is in effect through May 1, 2014. There can be no assurance that the adviser will extend the expense limitation beyond such time. While in effect, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees. The expense limitation does not limit the expenses of the underlying funds indirectly incurred by a shareholder.

6.

Transaction	Fund Names	Advisory Fee Breakpoints
Substitution #13	Pioneer Ibbotson Moderate Allocation VCT Portfolio – Class II19	Investments in Underlying Funds Managed by Pioneer (and cash)

		First $2.5 billion	0.13%
		Next $1.5 billion	0.11%
		Next $1.5 billion	0.10%
		Over $5.5 billion	0.08%
	Into
		Other Investments

		First $2.5 billion	0.17%
		Next $1.5 billion	0.14%
		Next $1.5 billion	0.12%
		Next $1.5 billion	0.10%
		Over $7 billion	0.09%

	MetLife Moderate Allocation Portfolio – Class B	First $500 million	0.100%
		Next $500 million	0.075%
		Over $1 billion	0.050%

[19]	The portfolio’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all portfolio expenses other than extraordinary expenses, such as litigation, taxes and brokerage commissions) to the extent required to reduce portfolio expenses to 0.48% of the average daily net assets attributable to Class II shares. Acquired fund fees and expenses are not included in the expense limitation noted above. This expense limitation is in effect through May 1, 2014. There can be no assurance that the adviser will extend the expense limitation beyond such time. While in effect, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees. The expense limitation does not limit the expenses of the underlying funds indirectly incurred by a shareholder.

7.

APPENDIX D

[Name of Insurance Company]

[Name of Separate Account]

[Product Names(s)]

Supplement dated October    , 2013

To the Prospectus dated     , 2013 (as supplemented)

The [Name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new options (“Replacement Funds”) as shown below. The Replacement Funds are portfolios of Met Investors Series Trust or Metropolitan Series Fund. To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy], such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed substitutions are in the best interest of contract [policy] holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about             .

The proposed substitutions and respective advisers and/or sub-advisers for the above-listed Contracts/Policies are:

Existing Fund and Current Adviser (with Current Sub-Adviser as noted)		Replacement Fund and Sub-Adviser

DWS Capital Growth VIP Deutsche Investment Management Americas Inc.	g	Jennison Growth Portfolio Jennison Associates LLC

DWS Global Growth VIP Deutsche Investment Management Americas Inc.	g	Oppenheimer Global Equity Portfolio OppenheimerFunds, Inc.

Invesco V.I. American Franchise Fund Invesco Advisers, Inc.	g	T. Rowe Price Large Cap Growth Portfolio T. Rowe Price Associates, Inc.

Invesco V.I. American Value Fund Invesco Advisers, Inc.	g	Invesco Mid Cap Value Portfolio Invesco Advisers, Inc.

Invesco V.I. Global Real Estate Fund Invesco Advisers, Inc. (Invesco Asset Management Limited)	g	Clarion Global Real Estate Portfolio CBRE Clarion Securities LLC

Invesco V.I. Growth and Income Fund Invesco Advisers, Inc.	g	Invesco Comstock Portfolio Invesco Advisers, Inc.

ClearBridge Variable All Cap Value Portfolio Legg Mason Partners Fund Advisor, LLC (ClearBridge Investments, LLC)	g	T. Rowe Price Large Cap Value Portfolio T. Rowe Price Associates, Inc.

UIF U.S. Real Estate Portfolio Morgan Stanley Investment Management Inc.	g	Clarion Global Real Estate Portfolio CBRE Clarion Securities LLC

Pioneer Disciplined Value VCT Portfolio Pioneer Investment Management, Inc.	g	MFS® Value Portfolio Massachusetts Financial Services Company

Pioneer Emerging Markets VCT Portfolio Pioneer Investment Management, Inc.	g	MFS® Emerging Markets Equity Portfolio Massachusetts Financial Services Company

Pioneer Equity Income VCT Portfolio Pioneer Investment Management, Inc.	g	Invesco Comstock Portfolio Invesco Advisers, Inc.

Pioneer Ibbotson Growth Allocation VCT Portfolio Pioneer Investment Management, Inc. (Ibbotson Associates, Inc)	g	MetLife Moderate to Aggressive Allocation Portfolio

Pioneer Ibbotson Moderate Allocation VCT Portfolio Pioneer Investment Management, Inc. (Ibbotson Associates, Inc)	g	MetLife Moderate Allocation Portfolio

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•	The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•	You may transfer amounts in your Contract [Policy] among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [Policy], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•	If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•	On the effective date of the substitution, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the substitutions, we will send you a prospectus for Met Investors Series Trust and Metropolitan Series Fund, as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

NOTICE OF SUBSTITUTION

The proposed substitutions of shares we notified you about late last year have been completed. Shares of Met Investors Series Trust and Metropolitan Series Fund have taken the place of the Existing Funds as variable investment options in your Contract [Policy] as shown below.

Prior Fund		Replacement Fund of MIST or Met Series Fund

DWS Capital Growth VIP Deutsche Investment Management Americas Inc.	g	Jennison Growth Portfolio Jennison Associates LLC

DWS Global Growth VIP Deutsche Investment Management Americas Inc.	g	Oppenheimer Global Equity Portfolio OpphenheimerFunds, Inc.

Invesco V.I. American Franchise Fund Invesco Advisers, Inc.	g	T. Rowe Price Large Cap Growth Portfolio T. Rowe Price Associates, Inc.

Invesco V.I. American Value Fund Invesco Advisers, Inc.	g	Invesco Mid Cap Value Portfolio Invesco Advisers, Inc.

Invesco V.I. Global Real Estate Fund Invesco Advisers, Inc. (Invesco Asset Management Limited)	g	Clarion Global Real Estate Portfolio CBRE Clarion Securities LLC

Invesco V.I. Growth and Income Fund Invesco Advisers, Inc.	g	Invesco Comstock Portfolio Invesco Advisers, Inc.

E - 1

ClearBridge Variable All Cap Value Portfolio Legg Mason Partners Fund Advisor, LLC (ClearBridge Investments, LLC)	g	T. Rowe Price Large Cap Value Portfolio T. Rowe Price Associates, Inc.

UIF U.S. Real Estate Portfolio Morgan Stanley Investment Management Inc.	g	Clarion Global Real Estate Portfolio CBRE Clarion Securities LLC

Pioneer Disciplined Value VCT Portfolio Pioneer Investment Management, Inc.	g	MFS® Value Portfolio Massachusetts Financial Services Company

Pioneer Emerging Markets VCT Portfolio Pioneer Investment Management, Inc.	g	MFS® Emerging Markets Equity Portfolio Massachusetts Financial Services Company

Pioneer Equity Income VCT Portfolio Pioneer Investment Management, Inc.	g	Invesco Comstock Portfolio Invesco Advisers, Inc.

Pioneer Ibbotson Growth Allocation VCT Portfolio Pioneer Investment Management, Inc. (Ibbotson Associates, Inc)	g	MetLife Moderate to Aggressive Allocation Portfolio

Pioneer Ibbotson Moderate Allocation VCT Portfolio Pioneer Investment Management, Inc. (Ibbotson Associates, Inc)	g	MetLife Moderate Allocation Portfolio

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund. If you are in the Accumulation Phase (the Purchase Period) of your Contract [Policy], you may make one transfer of amounts in your Contract [Policy] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions. If you are in the Payout Period of your Contract [Policy], you may make one transfer of amounts in your Contract [Policy] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-                  if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

E - 2

APPENDIX F

MET INVESTORS SERIES TRUST

RESOLUTION ADOPTED BY THE BOARD OF TRUSTEES

RESOLVED, that the officers of the Trust are hereby authorized and directed, with the assistance of legal counsel, in the name of and on behalf of the Trust to prepare, execute, and file with the Securities and Exchange Commission under the 1940 Act or the Securities Act of 1933, as amended, or under both Acts, one or more other applications for exemptive or other orders and to prepare, execute and make any and all other filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Trust.

METROPOLITAN SERIES FUND

RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS

RESOLVED, that the officers of the Trust are, and each of them is, authorized to prepare, execute, and file with the Securities and Exchange Commission, applications for substitutions and exemptions, and any amendments thereto, from provisions of the Investment Company Act of 1940 and any rules thereunder as may, in the judgment of the officers to be acting, be desirable or appropriate for the Trust, and take all such other actions in connection therewith as the officer or officers so acting deem desirable.

METLIFE INSURANCE COMPANY OF CONNECTICUT

(FORMERLY, THE TRAVELERS INSURANCE COMPANY)

CERTIFICATE

I, ERNEST J. WRIGHT, Secretary of THE TRAVELERS INSURANCE COMPANY, DO HEREBY CERTIFY that by unanimous consent action of the Board of Directors of The Travelers Insurance Company effective the 22nd day of October, 1993, the following resolutions were adopted:

VOTED: That pursuant to authority granted by Section 38a-433a of the Connecticut General Statutes, the Chairman of the Board, the President or Chief Investment Officer, or any one of them acting alone, for the purpose of doing variable life insurance or variable annuity business, is authorized to establish a separate account or accounts to invest in shares of investment companies pursuant to plans and contracts issued and sold by the Company in connection therewith.

VOTED: That the proper officers are authorized to take such action as may be necessary to register as unit investment trust investment companies under the Investment Company Act of 1940 the separate account or accounts to be established to hold shares of investment companies; to file any necessary or appropriate exemptive requests, and any amendments thereto, for such separate account or accounts under the Investment Company Act of 1940; to file one or more registration statements, and any amendments, exhibits and other documents thereto, in order to register plans and contracts of the Company and interests in such separate account or accounts in connection therewith under the Securities Act of 1933; and to take any and all action as may in their judgment be necessary or appropriate in connection therewith.

I FURTHER CERTIFY that by unanimous consent action of the Board of Directors of The Travelers Insurance Company effective the 21st day of September, 1994, the following resolution was adopted:

VOTED: That each officer and director who may be required, on their own behalf and in the name and on behalf of the Company, to execute one or more registration statements, and any amendments thereto, under the Securities Act of 1933 and the Investment Company Act of 1940 relating to the separate account or accounts to be established to invest in shares of investment companies is authorized to execute a power of attorney appointing representatives to act as their attorney and agent to execute said registration statement, and any amendments thereto, in their name, place and stead; and that the Secretary, or any Assistant Secretary designated by the Secretary, is designated and appointed the agent for service of process of the Company under the Securities Act of 1933 and the Investment Company Act of 1940 in connection with such registration statement, and any amendments thereto, with all the powers incident to such appointment.

AND I DO FURTHER CERTIFY that the foregoing actions of the said Board of Directors is still in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of THE TRAVELERS INSURANCE COMPANY at Hartford, Connecticut, this 6th day of November, 1997.

By:	/s/ Ernest J. Wright
Ernest J. Wright
Secretary

WRITTEN CONSENT OF THE

EXECUTIVE COMMITTEE OF THE

BOARD OF DIRECTORS OF

FIRST METLIFE INVESTORS INSURANCE COMPANY

Separate Accounts and Variable Authority

WHEREAS, the Corporation is desirous of developing and marketing certain types of variable and fixed annuity contracts, including modified guaranteed annuity contracts, and variable life insurance contracts, which may be required to be registered with the Securities and Exchange Commission pursuant to the various securities laws (collectively, the “Contracts”); and

WHEREAS, it will be necessary to take certain actions in connection with the Contracts including, but not limited to, establishing separate accounts for segregation of assets and seeking approval of regulatory authorities;

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation is hereby authorized to develop the necessary program in order to effectuate the issuance and sale of the Contracts; and be it further

RESOLVED, that the Corporation is hereby authorized to establish and to designate one or more separate accounts of the Corporation in accordance with the provisions of state insurance law; and that the purpose of any such separate account shall be to provide an investment medium for such Contracts issued by the Corporation as may be designated as participating therein; and that any such separate account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the Contracts participating therein; (ii) such assets of the Corporation as shall be deemed appropriate to be invested in the same manner as the assets applicable to the Corporation’s reserve liability under the contracts participating in such separate accounts or as may be necessary for the establishment of such separate accounts; and (iii) the dividends, interest and gains produced by the foregoing; and further

RESOLVED, that the proper officers of the Corporation are hereby authorized:

(i) to register the Contracts participating in any such separate accounts under the provisions of the Securities Act of 1933, as amended, to the extent that it shall be determined that such registration is necessary;

(ii) to register any such separate accounts with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, as amended, to the extent that it shall be determined that such registration is necessary;

(iii) to prepare, execute and file such amendments to any registration statements filed under the aforementioned Acts (including post-effective amendments), supplements and exhibits thereto as they may be deemed necessary or desirable;

(iv) to apply for exemption from those provisions of the aforementioned Acts as shall be deemed necessary and to take any and all other actions which shall be deemed necessary, desirable, or appropriate in connection with such Acts;

(v) to file the Contracts participating in any such separate accounts with the appropriate state insurance departments and to prepare and execute all necessary documents to obtain approval of the insurance departments;

(vi) to prepare or have prepared and execute all necessary documents to obtain approval of or clearance with, or other appropriate actions required, of any other regulatory authority that may be necessary.

Dated: May 14, 2003

METLIFE INVESTORS USA INSURANCE COMPANY

SEPARATE ACCOUNT A

Resolution of the Board of Directors As Adopted November 2002

FURTHER RESOLVED, that the empowered officers, and each of them with full power to act without the others, with such assistance from the company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, be, and they hereby are, severally authorized and directed to take all action necessary to: (a) register the Separate Accounts as unit investment trusts under the 1940 Act; (b) register the Products under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Products for sale and the operation of the Separate Accounts in order to comply with the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934 and other applicable federal laws, including the filing of any registration statements, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate.

METROPOLITAN LIFE INSURANCE COMPANY

Amended and Restated By-Laws

Effective September 16, 2004

ARTICLE IV

OFFICERS

Section 4.1. Chief Executive Officer. The Board shall determine whom from among the officer directors shall act as Chief Executive Officer.

Subject to the control of the Board and to the extent not otherwise prescribed by these By-Laws, the Chief Executive Officer shall supervise the carrying out of the policies adopted or approved by the Board, shall manage the business of the Company and shall possess such other powers and perform such other duties as may be incident to the office of Chief Executive Officer.

Section 4.2 Other Officers. In addition to the Chief Executive Officer, the Board shall elect or appoint a Chairman, a President, one or more Vice-Presidents, a Chief Financial Officer, a Secretary, a Treasurer, a Controller and a General Counsel, and such other officers as it may deem appropriate, except that officers of the rank of Vice-President and below may be elected or appointed by the Compensation Committee of the Board. Officers other than the Chief Executive Officer shall have such powers and perform such duties as may be authorized by these By-Laws or by or pursuant to authorization of the Board or the Chief Executive Officer.

All officers shall hold office at the pleasure of the Board.

ARTICLE V

EXECUTION OF PAPERS

Section 5.1 Instruments. Any officer, or any employee or agent designated for the purpose by the Chief Executive Officer, or a designee of the Chief Executive Officer, shall have power to execute all instruments in writing necessary or desirable for the corporation to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in these By-Laws, authorizations for the disposition of the funds of the corporation deposited in its name and policies, contracts, agreements, amendments and endorsement of, for or in connection with insurance or annuities) and to affix the corporate seal.

Section 5.2 Disposition of Funds. All funds of the corporation deposited in its name shall be subject to disposition by check or other means, in such manner as the Investment Committee may determine.

Section 5.3 Policies. All policies, contracts, agreements, amendments and endorsements, executed by the corporation as insurer, of, for or in connection with insurance or annuities shall bear such signature or signatures of such officer or officers as may be designated for the purpose by the Board.

Section 5.4 Facsimile Signatures. All instruments necessary or desirable for the corporation to execute in the transaction and management of its business and affairs, including those set forth in Sections 5.2 and 5.3 of these By-Laws, may be executed by use of or bear facsimile signatures as and to the extent authorized by the Board or a committee thereof or the Chief Executive Officer. If any officer or employee whose facsimile signature has been placed upon any form of instrument shall have ceased to be such officer or employee before an instrument in such form is issued, such instrument may be issued with the same effect as if such person had been such officer or employee at the time of its issue.